
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 MACROPORE, INC.
             (Exact name of registrant as specified in its charter.)


                   Delaware                            330-827-593

        (State or other jurisdiction of             (I.R.S. Employer
        incorporation or organization)             Identification No.)


             6740 Top Gun Street
            San Diego, California                         92121

            (Address of principal                       (Zip Code)
             executive offices)

               Registrant's telephone number, including area code:

                                  858-458-0900


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE


           Securities registered pursuant to Section 12(g) of the Act:


                         COMMON STOCK, par value $0.001

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                                TABLE OF CONTENTS

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                                                                                                               PAGE
Item 1.       BUSINESS...........................................................................................1

Item 2.       FINANCIAL INFORMATION.............................................................................10

Item 3.       PROPERTIES........................................................................................19

Item 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....................................19

Item 5.       DIRECTORS, EXECUTIVE OFFICERS AND FOUNDERS........................................................21

Item 6.       EXECUTIVE COMPENSATION............................................................................23

Item 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................................................28

Item 8.       LEGAL PROCEEDINGS.................................................................................28

Item 9.       MARKET PRICE AND DIVIDENDS........................................................................29

Item 10.      RECENT SALES OF UNREGISTERED SECURITIES...........................................................31

Item 11.      DESCRIPTION OF CAPITAL STOCK......................................................................32

Item 12.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................................................33

Item 13.      FINANCIAL STATEMENTS..............................................................................35

Item 14.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE..............62

Item 15.      FINANCIAL STATEMENTS AND EXHIBITS.................................................................62


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are often accompanied by words such as "believes," "anticipates," "estimates," "intends," "plans," "expects" and similar expressions. These statements include, without limitation, statements about market opportunity, MacroPore, Inc.'s growth strategy and its expectations, plans and objectives. Actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including changes in MacroPore, Inc.'s ability to obtain necessary state, federal and foreign approval or clearance for use of its products, acceptance of its products in the medical community or ability to attract and retain key management and research personnel. Because of these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required by applicable laws or rules, MacroPore, Inc. does not intend to update any of the forward-looking statements contained herein, whether as a result of new information, future events or otherwise.


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ITEM 1. BUSINESS.

GENERAL

     MacroPore, Inc. (the "Company") was initially formed as a California general partnership on July 1, 1996. On May 16, 1997, the Company was incorporated in the State of Delaware.

     The Company develops, commercializes and manufactures biodegradable surgical implants to aid in the reconstruction, repair and regeneration of bone. The Company's resorbable products are made from a lactic acid copolymer which is composed of a lactic acid similar to that which occurs naturally in the human body. The lactic acid copolymer used by the Company, while maintaining its strength during the bone healing process, is slowly broken down in the body through hydrolysis into lactic acid molecules and ultimately metabolized into carbon dioxide and water, which are then released from the body through the lungs and the kidneys. The Company believes that its products are easier to use and more cost-effective than products made from alternative materials, such as titanium, by eliminating the need for a second, later surgery to remove the implant. The Company has received regulatory clearance or approval to market and sell some of its products in the United States and Europe, and has entered into an exclusive worldwide marketing and distribution agreement with Medtronic, Inc. ("Medtronic") for the global marketing and distribution of some of its products for use in the craniofacial skeleton.

     The Company is also developing additional products for use in spinal fusion procedures, neurosurgery plating, long-bone repair, healing of non-union fractures and cyst or tumor site removal repair, among other things. These future products may require further development and regulatory clearance or approval, potentially including clinical trials, prior to marketing and commercial use.

PRODUCTS AND SERVICES

     The Company currently manufactures its products solely in the United States at its San Diego facility. The Company markets three product lines in the United States and in Europe for use in the craniofacial skeleton and for certain applications in the entire skeleton. Some of the Company's products are being marketed in Europe for use in spinal applications.

     The Company's MacroPore FX system is comprised of more than 120 lactic acid copolymer components, including plates, screws, tacks and mesh which can be used to fixate a bone in place to facilitate healing. This system is currently approved or cleared for use in the craniofacial skeleton in the United States. The Company believes its MacroPore FX products are well-suited for use in other non-load or low-load bearing sites, particularly in orthopedic fracture repair in the hands and feet. MacroPore FX products have been cleared in Europe for use throughout the body in no-load and low-load bearing sites.

     The Company also currently manufactures and markets MacroPore PS and MacroPore OS which are malleable, continuous macroporous sheets used to protect bone defects from surrounding soft tissues, such as muscle tissue, which encroach on the site of the bone defect and interfere with the natural healing process by irritating the bone defect site and causing pain. The MacroPore PS and MacroPore OS systems consist of various shapes and sizes of the macroporous sheets and resorbable screws and tacks which are used to fix the macroporous sheets to the skeleton. MacroPore PS is currently approved or cleared for use in the craniofacial skeleton in the United States and in Europe. MacroPore OS is designed for use in bone healing applications in the skeleton other than the craniofacial skeleton. The Company has received regulatory approval to market MacroPore OS in the Unites States for use, other than in spinal applications, in non-load bearing situations and for use in load bearing situations when used in conjunction with traditional rigid fixation. MacroPore OS is currently authorized for marketing in Europe, including for

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use in spinal applications. MacroPore OS has been cleared for use in the
United States as a containment system for bone grafts or bone graft substitutes to maintain the bone graft or bone graft substitute in place while allowing access to the site for blood vessels and bone-forming cells necessary for healing.

     The Company provides a range of support services to its customers, including product demonstrations and training at the Company's San Diego headquarters for surgeons interested in using the Company's products. The Company also provides regional and on-site training seminars and symposia and provides support personnel to advise surgeons during surgery on the use of the Company's products.

     To date, revenue realized from the sale of cranofacial products has accounted for more than 87.0% of the Company's revenue.

PLAN OF OPERATION

     During 2001, the Company intends to focus on:

     o continuing to grow its craniofacial and neurosurgical markets by introducing new products into these markets

     o   expanding its overseas markets

     o   developing new uses for its existing products

     o   developing new products for use in new applications

     In order to accomplish its goals, the Company intends to support the sales and marketing efforts of its distributors, develop products for orthopedic-spinal and craniomaxillofacial-neurologic applications, and continue its research and development of new products. The Company provides marketing support by attending trade shows and providing product promotional materials, through training of the sales force and medical community and by facilitating communications between the Company and its customers.

RESEARCH AND DEVELOPMENT

     The Company is continuing its research efforts to develop new applications for its resorbable products and to develop new resorbable products. The Company is currently developing multiple new products which target craniofacial and neurosurgery, spinal and orthopedic indications, and expects to continue to develop new technologically advanced products.

     In 1998, the Company continued research and development of its resorbable protective sheets, plates and screws and began development of its resorbable tacks for use in craniofacial indications. Research and development expense for the year ended December 31, 1998 was $1,175,000.

     In 1999, the Company's research and development efforts focused on developing its resorbable sheets, plates, screws and tacks for use in other indications, including neurosurgical indications. Research and development expense for the year ended December 31, 1999 was $1,172,000.

     In 2000, the Company's research and development efforts focused on developing its MacroPore DX system and on developing uses of its resorbable sheets, plates, screws and tacks in other indications. Research and development expense for the year ended December 31, 2000 was $2,584,000.


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CUSTOMERS


     Medtronic is the primary distributor for the Company's products and is the Company's principal customer, directly accounting for approximately 97.0% of the Company's revenues for the year ended December 31, 2000 and approximately
98.5% of the Company's revenues for the three months ended March 31, 2001.

     The Company entered into a distribution agreement with Medtronic in January 2000. The distribution agreement provides Medtronic with exclusive rights in the United States and with exclusive worldwide rights except for rights granted under the Company's existing distribution agreements with other distributors, to market, distribute and sell MacroPore FX and MacroPore PS products solely for use in the reconstruction or fixation of the cranial or facial skeleton. The agreement requires the Company to use its reasonable best efforts to terminate its other existing distribution agreements, or to convert the existing distributors into sub-distributors of Medtronic. The agreement also provides Medtronic with a right of first refusal with respect to any proposed grant to a third party of the distribution or sales representation rights for any of the Company's other products. Under the terms of the agreement, Medtronic paid an up-front payment to the Company and must pay the Company agreed prices for product that Medtronic orders. In addition, Medtronic must submit a minimum amount of purchase orders during the first 12 months of the agreement, or must pay the Company the difference between the amount of purchase orders it actually submits and the stated minimum amount, if any. The Company has agreed to extend by 3 months the period of time in which Medtronic must submit its minimum purchase order amount to allow Medtronic additional time for start up and to train its sales representatives.

     The distribution agreement is terminable if, among other things, either party materially breaches the agreement or becomes insolvent. In addition, the Company may terminate the agreement if Medtronic does not either place a minimum number of purchase orders or pay for the difference between the amount of purchase orders it actually submits and the stated minimum amount. If the agreement is terminated, Medtronic may require the Company to repurchase most of Medtronic's inventory of the Company's products at the Company's invoiced price to Medtronic. If the Company fails to provide Medtronic with an adequate supply of product or fails to supply Medtronic with product that conforms to product specifications, Medtronic may terminate the arrangement to purchase MacroPore FX and MacroPore PS from the Company and Medtronic may itself then manufacture those products and only pay the Company royalties based on sales.

     The Company and Medtronic also concurrently entered into a development and supply agreement which provides Medtronic with exclusive worldwide rights to develop, market and sell the Company's products for use in spinal applications. Pursuant to this agreement the Company has the right to use Medtronic's intellectual property in spinal applications in its joint research and development in this area. The development and supply agreement provides that Medtronic shall obtain and maintain regulatory approval for the commercial sale of the products developed pursuant to the agreement. The Company will be responsible for the manufacture of such products. The agreement provides that Medtronic will pay the Company a percentage of Medtronic's net selling price for all of the products sold pursuant to the development and supply agreement.

     The development and supply agreement is terminable if, among other things, either party materially breaches the agreement or becomes insolvent. If the Company fails to provide Medtronic with an adequate supply of product or fails to supply Medtronic with product that conforms to product specifications, Medtronic may terminate the arrangement to purchase the products from the Company and Medtronic may itself then manufacture those products and only pay the Company royalties based on sales.

     Both of these agreements between the Company and Medtronic have five year terms and automatically renew for successive five year periods, unless either party gives the other party written


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notice that the agreement will not be renewed at least 180 days prior to the expiration date of that term.

     In the event the Company develops new products and Medtronic does not exercise its right of first refusal under its distribution agreement with the Company, the Company may enter into distribution agreements with other distributors for the sale of these new products. The Company is currently considering entering into distribution agreements with other distributors, primarily to market its products for use in applications other than craniomaxillofacial-neuro and spinal, in Europe, Asia and the Pacific Region.

MARKET AND COMPETITION

     The Company competes with many competitors in developing and marketing its technology and products. In the craniofacial fixation market, the Company competes primarily with titanium products, although the Company believes that an increasing number of other companies are developing, or are offering, resorbable bone fixation systems. In particular, Walter Lorenz Surgical, Inc. offers a resorbable fixation system in conjunction with its metallic products, which has primarily been used in pediatric patients, since it loses its strength within eight to twelve weeks and resorbs within one year. Bionx Implants, Inc. also markets a resorbable fixation system for use in the craniofacial skeleton which has some strength advantages over the Company's products and may be preferred to the Company's products for use in the lower jaw. In addition, Synthes Maxillofacial and Stryker Leibinger GmbH & Co. KG, which are primarily metallic fixation companies, market resorbable craniofacial systems. There can be no assurance that the Company's products will be able to compete effectively against such products or against future products that may be developed by these or other competitors.

     The Company believes the benefits of using a resorbable material in bone healing and regenerating applications include:

     o elimination of the necessity for additional surgery to remove non-resorbable implants

     o elimination of the risk of migration of plates and screws during the bone healing process

     o   lowering the risk of infection

     o   elimination of thermal sensitivity from temperature changes

     o elimination of long-term growth restrictions related to the use of metallic plates and screws in pediatric patients

     o   no long-term patient palpation

     o   do not appear on x-rays

     o will not distort diagnostic and therapeutic imaging modalities and create imaging artifacts which are commonly encountered with metal systems

     In addition, because of their thermoplastic properties, the Company's resorbable products are easy to shape, size and apply to varying anatomical structures, which the Company believes allows for a better anatomical fit and saves valuable minutes in the operating room.

     Many of the Company's competitors and potential competitors have substantially greater financial,


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technological, research and development, marketing and personnel resources than the Company. These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals, and manufacturing and marketing such products. Certain of these competitors may obtain patent protection, approval or clearance by the FDA or from foreign countries, or may achieve product commercialization earlier than the Company, any of which could materially adversely effect the Company. There can be no assurance that the Company's competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or more economical than those which have been or are being developed by the Company or that would render the Company's technology and products obsolete and noncompetitive in these fields. Furthermore, under the terms of the Company's marketing agreement with Medtronic, Medtronic may pursue parallel development of other technologies or products, which may result in Medtronic developing additional products that will compete with the Company's products.

SALES BY GEOGRAPHIC REGION

     The Company sells products in the United States and internationally through a network of independent distributors. International sales may be limited or disrupted by political instability, price controls, trade restrictions and changes in tariffs. The Company's existing distribution agreements provide for payment in U.S. dollars and the Company intends to include similar payment provisions in future distribution agreements. Additionally, fluctuations in currency exchange rates may adversely affect demand for the Company's products by increasing the price of the Company's products in the currency of the countries in which the products are sold.

     The Company recorded its first sales in 1999. For the year ended December 31, 1999, the Company recorded $1,513,000 in sales. The Company sold approximately $1,472,000 of product in the United States and $41,000 of product outside the United States. For the year ended December 31, 2000, the Company recorded $6,251,000 in sales. The Company sold approximately $6,200,000 of product in the United States and $51,000 of product outside the United States. For the three months ended March 31, 2001, the Company recorded $2,029,000 in sales, all of which was generated from the sale of product in the United States.


WORKING CAPITAL

     The Company generally maintains an inventory of approximately six to twelve months of products. Although capital expenditures may vary depending on a variety of factors, including sales, the Company presently intends to spend approximately $3,100,000 on capital equipment purchases in 2001. The Company believes its inventory practices and capital expenditures are consistent with other similar companies at similar levels of development.


RAW MATERIALS

     The Company presently purchases all of its supply of lactic acid copolymer, the primary raw material used in manufacturing the Company's medical devices, from one source. In August 1999, the Company entered into an agreement with B.I. Chemicals, Inc. to provide the Company with its required supply of lactic acid copolymer. The agreement has a three year term and automatically renews for successive one year terms, unless either party gives written notice that the agreement will not be renewed six months prior to the end of that term. In the event that B.I. Chemicals is unable to supply the raw lactic acid copolymer, B.I. Chemicals has agreed to provide the Company with the manufacturing protocol to enable the Company to produce the raw lactic acid copolymer in-house. The lactic acid copolymer is also available from at least one other supplier.


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INTELLECTUAL PROPERTY

     The Company's success depends in large part on its ability to protect its proprietary technology and information, and operate without infringing on the proprietary rights of third parties. The Company relies on a combination of patent, trade secret, copyright and trademark laws, as well as confidentiality agreements, licensing agreements and other agreements, to establish and protect its proprietary rights. The Company's success also depends on its ability to obtain patents on its technology. The Company has one U.S. patent for the design of its resorbable sheets that was issued in July 1999 and expires in 2016. The Company has filed applications for ten additional U.S. patents, as well as nine corresponding patent applications outside the United States, relating to the Company's technology. There can be no assurance that any of the pending patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around the Company's patents.

     Litigation, which would result in substantial costs to and diversion of effort by the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. If competitors of the Company that claim technology also claimed by the Company prepare and file patent applications in the United States, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial costs to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceedings, regardless of outcome, could be expensive and time consuming. Litigation could subject the Company to significant liabilities to third parties and require disputed rights to be licensed from third parties or require the Company to cease using certain technology.

     The Company currently has five pending patent applications in the European Patent Office, Australia, Japan and Canada and has published four other international patent applications with all countries designated. In addition, the Company has one patent issued in Australia for the design of its resorbable sheets that expires on August 5, 2017, and has four pending patent applications in Australia. Patent law outside the United States is uncertain and in many countries is currently undergoing review and revisions. The laws of some countries may not protect the Company's proprietary rights to the same extent as United States laws. Third parties may attempt to oppose the issuance of the Company's patents in foreign countries by way of opposition proceedings. Additionally, if an opposition proceeding is initiated against any of the Company's patent filings in a foreign country, that proceeding could have an adverse effect on the corresponding patents that are issued or pending in the United States. It may be necessary or useful for the Company to participate in proceedings to determine the validity of its, or its competitors, patents that have been issued in countries other than the United States, which could result in substantial cost, divert the Company's efforts and attention from other aspects of its business, and could have a material adverse effect on the Company's results of operations and financial condition.

     In addition to patent protection, the Company relies on unpatented trade secrets and proprietary technological expertise. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to the Company's trade secrets and proprietary technological expertise or disclose such trade secrets, or that the Company can ultimately protect its rights to such unpatented trade secrets and proprietary technological expertise. The Company relies, in part, on confidentiality agreements with its marketing partners, employees, advisors,


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vendors and consultants to protect its trade secrets and proprietary technological expertise. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's unpatented trade secrets and proprietary technological expertise will not otherwise become known or be independently discovered by competitors. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's results of operations and financial condition.

GOVERNMENT REGULATION

     Most medical devices for use in humans, including the Company's resorbable protective sheets, plates, screws and tacks, are subject to stringent government regulation in the United States by the Food and Drug Administration, or FDA, under the Federal Food, Drug and Cosmetic Act, or FDC Act. The FDA regulates the clinical testing, manufacture, safety, labeling, sale, distribution and promotion of medical devices. Included among these regulations are premarket clearance, premarket approval, and Quality System Regulation, or QSR, requirements. Other statutory and regulatory requirements govern, among other things, registration and inspection, medical device listing, prohibitions against misbranding and adulteration, labeling and postmarket reporting. The regulatory process may be lengthy, expensive and uncertain. Securing FDA approvals and clearances may require the submission of extensive clinical data and supporting information to the FDA. Failure to comply with applicable requirements can result in application integrity proceedings, fines, recalls or seizures of products, injunctions, civil penalties, total or partial suspensions of production, withdrawals of existing product approvals or clearances, refusal to approve or clear new applications or notifications, and criminal prosecution.

     Under the FDC Act, medical devices are classified into Class I, Class II or Class III devices, based on their risks and the control necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, premarket notification and adherence to QSR requirements. Class II devices are subject to general controls, and to specific controls such as performance standards, postmarket surveillance and patient registries. Generally, Class III devices, which include certain life-sustaining, life-supporting and implantable devices or new devices which have been found not to be substantially equivalent to certain legally marketed devices, must receive premarket approval from the FDA. MacroPore FX, MacroPore PS and MacroPore OS are Class II medical devices.

     Before any new medical device may be introduced to the market, the manufacturer generally must obtain either premarket clearance through the 510(k) premarket notification process or premarket approval through the lengthier Premarket Approval Application, or PMA, process. A 510(k) premarket notification will be granted if the submitted data establish that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device, or to a Class III medical device for which the FDA has not called for PMAs. The FDA may request data, including clinical studies, before a substantial equivalence determination can be made. It generally takes from three to 12 months from submission to obtain 510(k) premarket clearance, although it may take longer. There is no assurance that clearance will be granted. A PMA must be filed if a product is found not to be substantially equivalent to a legally marketed Class I or II device or if it is a Class III device for which the FDA requires PMAs. A PMA must be supported by extensive data to demonstrate the safety and effectiveness of the device, including laboratory, preclinical and clinical trial data, as well as extensive manufacturing information. Before initiating human clinical trials on devices that present a significant risk, the manufacturer must first obtain an Investigational Device Exemption, or IDE, for the proposed medical device. Toward the end of the PMA review process, the FDA will generally conduct an inspection of the manufacturer's facilities to ensure compliance with QSRs. Approval of a PMA could take up to one or more years from the date of submission of the application or petition. The PMA process can be expensive, uncertain and

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lengthy, and there is no guarantee of ultimate approval.

     Modifications or enhancements of products that could affect the safety or effectiveness or effect a major change in the intended use of a device that was either cleared through the 510(k) process or approved through the PMA process may require further FDA review through new 510(k) or PMA submissions.

     Medical device manufacturers are subject to periodic inspections by the FDA to ensure that devices continue to be manufactured in accordance with QSR requirements. Device manufacturers also are subject to postmarket reporting requirements for deaths or serious injuries when the device may have caused or contributed to death or serious injury, and for certain device malfunctions that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. Postmarket reporting also may be required for certain corrective actions undertaken for distributed devices. If safety or effectiveness problems occur after the product reaches the market, the FDA may take steps to prevent or limit further marketing of the product. Additionally, the FDA actively enforces regulations prohibiting marketing of devices for indications or uses that have not been cleared or approved by the FDA.

     The Company's current human medical devices are at different stages of FDA review. On July 30, 1998, the Company received 510(k) clearance for the use of MacroPore FX and MacroPore PS in trauma and reconstructive procedures in the midface and craniofacial skeleton. On March 19, 1999, the Company received 510(k) clearance for the use of MacroPore PS in trauma, reconstructive and bone augmentation procedures of the mandible. The Company received 510(k) clearance on October 19, 2000 for the use of MacroPore MX in stabilizing fractured bones in the mandible. The Company also received 510(k) clearance on June 26, 2000 for the use of MacroPore DX, a craniofacial distractor system for the treatment of cranial or midface conditions in reconstructive osteotomy and segment advancement, and on July 24, 2000 for the use of MacroPore OS in protecting iliac crest, or hip bone, graft donor sites, tumor resections where bone strength is not compromised and throughout the skeleton, other than in spinal applications, when used in conjunction with traditional rigid fixation devices. On May 2, 2001, the Company received 510(k) clearance for the use of MacroPore NS CraniLoc in the fixation of bone flaps after a craniotomy. The Company has submitted 510(k) notifications in connection with two of its products, including one for use in spinal applications and one for use in pediatric applications. All of the Company's products that have received 510(k) clearance are subject to QSR and other FDA postmarket requirements.

     Under the terms of the Company's development and supply agreement with Medtronic, Medtronic will be responsible for preparing and filing applications for, and obtaining regulatory approval of the products developed by the Company pursuant to the terms of that agreement for use in spinal applications. The Company or its marketing partners may not be able to obtain necessary 510(k) clearances or PMA approvals to market the products it is developing in the United States for their intended use on a timely basis, if at all.

     In addition, the Company must obtain marketing authorization for its products marketed in Europe, Canada and certain other non-U.S. jurisdictions. The Company received marketing authorization for the sale of its MacroSorb System, including MacroPore FX and PS, in the European Community and in Canada in December 1999, in Malaysia in June 2000, in Singapore in November 2000 and in South Korea in January 2001. The marketing authorizations generally permit the Company to market the MacroSorb System, including MacroPore FX and PS, for use in trauma and reconstructive procedures in the skeletal system to facilitate bone healing and bone regeneration. This includes but is not limited to, maintaining the position of bony fragments, regeneration of bone in defects, maintaining space and allowing bone growth to occur in a protected environment, preventing soft tissue prolapsed into bony defects and aiding in reattachment of soft tissue to its anatomic origin. The Company submitted applications in 1999 for marketing authorization for its MacroSorb System in Indonesia, China, Taiwan and Thailand, and in 2000 in Syria, Egypt, United Arab Emirates, India, Hong Kong, Macau, Saudi Arabia, Philippines and Australia. All of these applications are still pending. The Company must comply with extensive regulations from foreign jurisdictions regarding safety, manufacturing processes and quality. These regulations, including the requirements for marketing authorization, may differ from the FDA regulatory scheme. Under the terms of the Company's distribution agreements, its distributors are responsible for obtaining such approvals.

     The Company may not be able to obtain marketing authorization in all of the countries where it intends to market its products, may incur significant costs in obtaining or maintaining its foreign marketing authorizations, or may not be able to successfully commercialize its current or future products in any foreign markets. Delays in receipt of marketing authorizations for the Company's products in foreign countries, failure to receive such marketing authorizations or the future loss of previously received marketing authorizations could have a material adverse effect on the Company's results of operations and financial condition.

ENVIRONMENTAL REGULATION

     Companies in the United States are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and chemicals and certain wastes. The Company does not currently use any hazardous materials or chemicals in its manufacturing processes.

STAFF

     As of March 31, 2001, the Company had 71 full-time employees, comprised of 24 employees in research and development, 19 employees in manufacturing, 16 employees in management and finance and administration, and 12 employees in marketing. From time to time, the Company also employs independent contractors to support its administrative organizations. The Company's employees are not represented by any collective bargaining unit, and the Company has never experienced a work stoppage. The Company believes its relations with its employees are good.

ITEM 2. FINANCIAL INFORMATION.

SELECTED HISTORICAL FINANCIAL DATA

     The following selected financial data are derived from the Company's audited and unaudited financial statements and the related notes thereto. The Company was founded as a partnership in July 1996, commenced operations in January 1997 and incorporated in May 1997. Results of the partnership through the date of incorporation have been included with the 1997 results. The following data should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto.

                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  THREE MONTHS ENDED                       YEAR ENDED DECEMBER 31,
                                                        MARCH 31,
                                                    2001        2000         2000           1999            1998          1997
                                                 ----------  ----------   ----------    -----------     -----------    ----------
                                                 (UNAUDITED) (UNAUDITED)
 STATEMENT OF OPERATIONS DATA:
 Revenues:
 Sales to related party.......................   $     1,999  $       880  $    6,092    $         -     $        -     $        -
 Sales to distributors and end-users..........            30          379         159          1,513              -              -
                                                 -----------  -----------  ----------    -----------     ----------     ----------
                                                       2,029        1,259       6,251          1,513              -              -
 Costs directly related to revenue............           665          595       2,376            481              -              -
                                                 -----------  -----------  ----------    -----------     ----------     ----------
 Gross profit.................................         1,364          664       3,875          1,032              -              -

 Operating expenses:
 Research and development.....................         1,184          350       2,584          1,172          1,175            299
 Sales and marketing..........................         1,012          390       2,629          2,356            202            104
 General and administrative...................           927          599       2,555          1,313            604            197
 Stock based compensation.....................           143        2,428       5,716            666             76              9
                                                 -----------  -----------  ----------    -----------     ----------     ----------
 Total operating expenses.....................         3,266        3,767      13,484          5,507          2,057            609
                                                 -----------  -----------  ----------    -----------     ----------     ----------

 Other income and (expenses):
 Interest income..............................           676           90       1,315             68             10              9
 Interest and other expenses..................            12          (28)       (351)          (164)           (43)             -
                                                 -----------  -----------  ----------    -----------     ----------     ----------
 Net loss.....................................        (1,214)      (3,041)     (8,645)        (4,571)        (2,090)          (600)
                                                 -----------  -----------  ----------    -----------     ----------     ----------
 Basic and diluted net loss per share.........   $     (0.08) $     (0.82) $    (1.05)   $     (1.32)    $    (0.64)    $    (0.18)
                                                 -----------  -----------  ----------    -----------     ----------     ----------
 Shares used in calculating basic and diluted
  net loss per share..........................    14,917,376    3,704,270   8,201,739      3,458,292      3,250,000      3,250,000
                                                 -----------  -----------  ----------    -----------     ----------     ----------

 STATEMENT OF CASH FLOWS:
 Net cash (used in) provided by operating
   activities.................................   $    (1,904) $       688  $   (2,982)   $    (5,107)    $   (1,523)    $     (545)
 Net cash provided by (used in) investing
   activities.................................         1,731         (312)    (39,450)          (381)          (598)          (205)
 Net cash (used in) provided by financing
   activities.................................            (7)       4,080      47,437          7,924          1,837          1,065
                                                 -----------  -----------  ----------    -----------     ----------     ----------
 Net (decrease) increase in cash..............          (180)       4,456       5,005          2,436           (284)           315
 Cash and cash equivalents at beginning of
   period.....................................         7,476        2,471       2,471             35            319              4
                                                 -----------  -----------  ----------    -----------     ----------     ----------
 Cash and cash equivalents at end of period...   $     7,296  $     6,927  $    7,476    $     2,471     $       35     $      319
                                                 ===========  ===========  ==========    ===========     ==========     ==========

 BALANCE SHEET DATA:
 Cash, cash equivalents and short-term
  investments.................................        41,534        7,039  $   44,484    $     2,581     $      140     $      419
 Working capital..............................        44,992        8,105      46,858          3,510           (493)           387
 Total assets.................................        51,359       10,633      52,269          5,575          1,020            515
 Capital lease obligations, less current portion         227          342         255            304            209              -
 Convertible redeemable preferred stock.......             -       14,674           -     10,689,000      2,696,000      1,055,000
 Total stockholders' equity (deficit).........        48,438       (6,636) $   49,335    $    (6,147)    $      108     $      481

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company has a limited operating history and its prospects are subject to the risk and uncertainties frequently encountered by companies in the early stages of development, and particularly by companies in rapidly evolving and technologically advanced fields such as the medical device field. On August 8, 2000, the Company completed its initial public offering in Germany and listed its common stock for trading on the NEUER MARKT segment of the Frankfurt Stock Exchange in Frankfurt, Germany.

The Company incurred a net loss of $1,214,000 for the three months ended March 31, 2001 and net losses for the years ended December 31, 2000, 1999 and 1998 of $8,645,000, $4,571,000 and $2,090,000, respectively. As of March 31,
2001, the Company had an accumulated deficit of $17,106,000. As of December 31, 2000, the Company had an accumulated deficit of $15,892,000. Such losses have resulted to a large extent from expenses associated with the development of the resorbable implant designs, preclinical studies, preparation of submissions to the FDA and foreign regulatory agencies, marketing and distribution channels, and the development of the Company's manufacturing capabilities. The Company expects to expend substantial financial resources to expand marketing, training and customer support needed to generate and support higher sales, expand its manufacturing capabilities and to develop new products. This investment is likely to result in lower gross margins until production efficiencies are reached.

     In May 1999, the Company recognized revenue for the first time from the sale of its products. For the three months ended March 31, 2001 and 2000 and the years ended December 31, 2000 and 1999, the majority of the Company's revenues came from the sales of its resorbable protective sheets, plates, screws and tacks, which are high revenue dollar and volume items. A smaller percentage of the Company's revenues for the three months ended March 31, 2001 and 2000 and for the years ended December 31, 2000 and 1999 came from accessories used by surgeons to form, mold and manipulate the Company's resorbable products during surgical procedures, which are lower revenue dollar and lower volume items. The Company expects to continue to realize the majority of its revenues from the sale of its resorbable protective sheets, plates, screws and tacks.


RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

     REVENUES. For the three months ended March 31, 2001, revenues were $2,029,000 compared to $1,259,000 for the three months ended March 31, 2000. The increase in revenues was primarily the result of sales to Medtronic, the Company's principal distributor, which totaled $1,999,000. Revenues from this distributor, which owns approximately 6.7% of the outstanding common stock in the Company, represented approximately 98.5% of the Company's revenues for the three months ended March 31, 2001.

     COST DIRECTLY RELATED TO REVENUES. For the three months ended March 31, 2001, cost directly related to revenues was $665,000 or 32.8% of revenues, compared to $595,000 or 47.3% of revenues for the three months ended March 31, 2000. Cost directly related to revenues includes material, manufacturing labor and overhead costs. The dollar increase in cost directly related to revenue for the three months ended March 31, 2001 is primarily attributable to increased costs to support the increased revenue base. The decrease in cost as a percentage of revenues was primarily attributable to certain manufacturing overhead costs decreasing in relation to the increase in revenue volume.

     GROSS PROFIT. For the three months ended March 31, 2001, gross profit was $1,364,000 or 67.2% of revenues, compared to $664,000 or 52.7% of revenues for the three months ended March 31, 2000.

     RESEARCH AND DEVELOPMENT EXPENSES. For the three months ended March 31, 2001, research and development expenses excluding related stock based compensation expenses were $1,184,000 compared to $350,000 for the three months ended March 31, 2000. Research and development expenses include costs associated with the design, development, testing, enhancement of the Company's products, regulatory fees, the purchase of laboratory supplies and clinical trials. The Company expenses research and development costs as incurred. The increase in research and development expenses in the three months ended March 31, 2001 is primarily attributable to the hiring of 11 additional people causing an increase of approximately $302,000 and other costs associated with research into the development of new product lines caused an increase of approximately $532,000. In addition, stock based compensation related to research and development was $30,000 for the three months ended March 31, 2000 and $431,000 for the three months ended March 31, 1999. For further information regarding fluctuations in research and development inclusive of stock based compensation, see the section entitled Stock Based Compensation Expenses. The Company expects research and development spending to continue to increase for the year ending December 31, 2001 as the Company expands its product development efforts and seeks further regulatory approvals.

     SALES AND MARKETING EXPENSES. For the three months ended March 31, 2001, sales and marketing expenses excluding related stock based compensation expenses were $1,012,000, compared to $390,000 for the three months ended March 31, 2000. Sales and marketing expenses include costs for marketing personnel, tradeshow expenses, and promotional activities and materials. The increase in sales and marketing expenses in the three months ended March 31, 2001 is primarily attributable to the hiring of 8 additional people causing an increase of approximately $245,000 and other costs associated with marketing expenses related to the promotion of product lines causing an increase of approximately $377,000. In addition, stock based compensation related to sales and marketing was ($52,000) for the three months ended
March 31, 2000 and $1,806,000 for the three months ended March 31, 1999. For further information regarding fluctuations in sales and marketing inclusive of stock based compensation, see the section entitled Stock Based Compensation Expenses. The Company expects sales and marketing expenses to increase for the year ending December 31, 2001 to support expanding business activities.

     GENERAL AND ADMINISTRATIVE EXPENSES. For the three months ended March
31, 2001, general and administrative expenses excluding related stock based compensation expenses were $927,000, compared to $599,000 for the three months ended March 31, 2000. General and administrative expenses include costs for administrative personnel, legal and other professional expenses and general corporate expenses. The increase in general and administrative expenses in the three months ended March 31, 2001 is primarily attributable to increased personnel costs of approximately $196,000, as well as increased administrative costs of approximately $132,000 such as professional services and other general corporate expenditures related to all areas of the Company's operations, as well as costs to support the Company's status as traded on the NEUER MARKT. In addition, stock based compensation related to general and administrative expenses was $160,000 for the three months ended March 31, 2000 and $189,000 for the three months ended March 31, 1999. For further information regarding fluctuations in general and administrative expenses inclusive of stock based compensation, see the section entitled
Stock Based Compensation Expenses. The Company expects general and administrative expenses to increase for the year ending December 31, 2001 to support expanding business activities.

     STOCK BASED COMPENSATION EXPENSES. For the three months ended March 31, 2001, non-cash stock based compensation expenses were $143,000, compared to $2,428,000 for the three months ended March 31, 2000. Stock based compensation results from options issued to employees and non-employees. Stock based compensation expenses are amortized over the remaining vesting periods of the options, generally four years from the date of grant. The overall decrease in stock based compensation was due to approximately $1,775,000 in additional expense relating to sales and marketing stock based compensation in the three months ended March 31, 2000, which was a result of a modification to extend the expiration date of certain stock options granted to members of the sales force upon their termination.

     INTEREST INCOME. For the three months ended March 31, 2001, interest income was $676,000, compared to $90,000 for the three months ended March 31, 2000. The increase in interest income resulted from an increase in cash, cash equivalents and short-term investments to approximately $41,534,000 as of March 31, 2001 from approximately $7,039,000 as of March 31, 2000.

     INTEREST EXPENSE AND OTHER. For the three months ended March 31, 2001, interest expense and other expenses were $12,000 in income, compared to $28,000 in expenses for the three months ended March 31, 2000. The income in interest expense and other for the three months ended March 31, 2001 was the result of realized gains on available for sale investments sold during the period.


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     REVENUES. For the year ended December 31, 2000, revenues were $6,251,000 compared to $1,513,000 for the year ended December 31, 1999. The increase in revenues was primarily the result of sales to Medtronic, the Company's principal distributor, which totaled $6,092,000 and included an initial inventory purchase of $1,162,000 which occurred in the three months ended June 30, 2000. Revenues from this distributor, which is a major stockholder in the Company, represented approximately 97.0% of the Company's revenues for the year ended December 31, 2000.


     COST DIRECTLY RELATED TO REVENUES. For the year ended December 31, 2000, cost directly related to revenues was $2,376,000 or 38.0% of revenues, compared to $481,000 or 31.8% of revenues for the year ended December 31, 1999. Cost directly related to revenues includes material, manufacturing labor and overhead costs. The increase in cost directly related to revenue for the year ended December 31, 2000 is primarily attributable to increased costs to support the increased revenue base. The percentage of revenues increase of 6.2% was due to a decrease in revenues per unit resulting from the Company's use of third party distributors rather than an internal sales force. The Company's savings relating to the use of third party distributors are reflected below the gross profit line in sales and marketing expenses for the commissions and other selling expenses that were outsourced.


     GROSS PROFIT. For the year ended December 31, 2000, gross profit was $3,875,000 or 62.0% of revenues, compared to $1,032,000 or 68.2% of revenues for the year ended December 31, 1999.

     RESEARCH AND DEVELOPMENT EXPENSES. For the year ended December 31, 2000, research and development expenses were $2,584,000, compared to $1,172,000 excluding related stock based compensation expenses for the year ended December 31, 1999. Research and development expenses include costs associated with the design, development, testing, enhancement of the Company's products, regulatory fees, the purchases of laboratory supplies and clinical trials. The Company expenses research and development costs as incurred. The increase in research and development expenses in the year ended December 31, 2000 is primarily attributable to research into the development of new product lines. In addition, stock based compensation related to research and development was $2,239,000 for the year ended December 31, 2000 and $70,000 for the year ended December 31, 1999. For further information regarding fluctuations in research and development inclusive of stock based compensation, see the section entitled Stock Based Compensation Expenses. The Company expects research and development spending to continue to increase in the future as the Company expands its product development efforts and seeks further regulatory approvals.

     SALES AND MARKETING EXPENSES. For the year ended December 31, 2000, sales and marketing expenses were $2,629,000, compared to $2,356,000 excluding related stock based compensation expenses for the year ended December 31, 1999. Sales and marketing expenses include costs for marketing personnel, tradeshow expenses, and promotional activities and materials. Despite the elimination of the Company's internal sales force in January 2000, the Company re-deployed sales costs to marketing personnel and other internal marketing expenses related to the promotion of its product lines. After the initial public offering, the Company allocated some of its available funds to marketing activities. Accordingly, the increase in sales and marketing expenses in the year ended December 31, 2000 is primarily attributable to the Company's increased efforts to provide regional and on-site seminars and symposia and in providing support personnel to give demonstrations on the use of the Company's new products to surgeons. In addition, stock based compensation related to sales and marketing was $1,852,000 for the year ended December 31, 2000 and $231,000 for the year ended December 31, 1999. For further information regarding fluctuations in sales and marketing inclusive of stock based compensation, see the section entitled Stock Based Compensation Expenses. The Company expects sales and marketing expenses to increase in the future to support expanding business activities.

     GENERAL AND ADMINISTRATIVE EXPENSES. For the year ended December 31, 2000, general and administrative expenses were $2,555,000, compared to $1,313,000 excluding related stock based compensation expenses for the year ended December 31, 1999. General and administrative expenses include costs for administrative personnel, legal and other professional expenses and general corporate expenses. The increase in general and administrative expenses in the year ended December 31, 2000 is primarily attributable to increased personnel costs of approximately $605,000 due to the addition of eight full-time employees. In addition, growth of administrative costs such as professional services and insurance by approximately $366,000 and other general corporate expenses related to the expansion of all areas of the Company's operations, as well as costs to support the Company's listing and trading on the NEUER MARKT caused an increase of approximately $271,000. In addition, stock based compensation related to general and administrative expense was $1,607,000 for the year ended December 31, 2000 and $360,000 for the year ended December 31, 1999. For further information regarding fluctuations in general and administrative expense inclusive of stock based compensation, see the section entitled Stock Based Compensation Expenses. The Company expects general and administrative expenses to increase in the future to support expanding business activities.

     STOCK BASED COMPENSATION EXPENSES. For the year ended December 31, 2000, non-cash stock based compensation expenses were $5,716,000, compared to $666,000 for the year ended December 31, 1999. Stock based compensation results from options issued to employees and non-employees. Stock based compensation expenses are amortized over the remaining vesting periods of the options, generally four years from the date of grant. The overall increase in stock based compensation is related to compensatory stock options granted to employees and consultants, and the increase in fair market value of the common stock. The $2,169,000 increase in research and development stock based compensation was due to a large grant of options to doctors and other professionals who performed consulting services related to the Company's development and start-up activities through August 8, 2000. Approximately $1,257,000 of this increase was due to management's decision to accelerate those options on August 9, 2000, as the services for which they were granted were deemed complete and the compensation expense related to all the accelerated options was recognized. The increase in sales and marketing stock based compensation was due to approximately $1,775,000 in additional expense recorded in the three months ended March 31, 2000 as a result of a modification to extend the expiration date of some stock options granted to former members of the Company's sales force upon their termination. General and administrative stock based compensation increased by $1,247,000 as a result of significant option grants to senior management and other employees at below fair market value.

     INTEREST INCOME. For the year ended December 31, 2000, interest income was $1,315,000, compared to $68,000 for the year ended December 31, 1999. The increase in interest income resulted from an increase in cash, cash equivalents and short-term investments to approximately $44,500,000 as of December 31, 2000 from approximately $2,600,000 as of December 31, 1999.

     INTEREST EXPENSE AND OTHER EXPENSES. For the year ended December 31, 2000, interest expense and other expenses were $351,000, compared to $164,000 for the year ended December 31, 1999. The increase in interest expense and other expenses is primarily related to a loss on the conversion of Euros to

U.S. dollars in connection with the net proceeds realized by the Company from the sale of its common stock in August 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     REVENUES. For the year ended December 31, 1999, the Company recorded $1,513,000 in revenues of its resorbable implants and related accessory products. The Company did not report any revenues for the year ended December 31, 1998.

     COST DIRECTLY RELATED TO REVENUES. For the year ended December 31, 1999, the Company reported cost directly related to revenues of $481,000 or 31.8% of revenues. Since the Company had no revenues in 1998, the Company did not incur any cost directly related to revenues for the year ended December 31, 1998.

     GROSS PROFIT. For the year ended December 31, 1999, gross profit was $1,032,000 or 68.2% of revenues. The Company did not record gross profit for the year ended December 31, 1998.

     RESEARCH AND DEVELOPMENT EXPENSES. For the year ended December 31, 1999, research and development expenses were $1,172,000, compared to $1,175,000 for the year ended December 31, 1998. The relatively flat level of expense in research and development expenses in 1999 as compared to 1998 is primarily attributable to a shift from development of the product line to manufacturing of products for sale.

     SALES AND MARKETING EXPENSES. For the year ended December 31, 1999, sales and marketing expenses were $2,356,000, compared to $202,000 for the year ended December 31, 1998. The increase is primarily attributable to an increase in personnel costs related to hiring a sales force of thirteen people and the associated sales and marketing expenses such as travel, trade shows and product promotion materials. The sales force was subsequently terminated in 2000 after the Company entered into its distribution agreement with Medtronic.

     GENERAL AND ADMINISTRATIVE EXPENSES. For the year ended December 31, 1999, general and administrative expenses were $1,313,000, compared to $604,000 for the year ended December 31, 1998. The increase is primarily attributable to increased personnel costs and growth of administrative costs such as professional services, insurance and other general corporate expenses related to the expansion of all areas of the Company's operations.

     STOCK BASED COMPENSATION EXPENSES. For the year ended December 31, 1999, non-cash stock based compensation expenses were $666,000, compared to $76,000 for the year ended December 31, 1998. The increase was primarily due to the grants of additional options to new and existing employees and consultants as well as an increase in the fair market value of the common stock.

     INTEREST INCOME. For the year ended December 31, 1999, interest income was $68,000, compared to $10,000 for the year ended December 31, 1998. The increase in interest income resulted from an increase in the average cash balances.

     INTEREST EXPENSE AND OTHER EXPENSES. For the year ended December 31, 1999, interest expense and other expenses were $164,000, compared to $43,000 for the year ended December 31, 1998. The increase in interest expense and other expenses related to increased interest expense on capital lease financing and the use of short-term financing until the debt was converted to preferred stock in September 1999.

UNEARNED COMPENSATION

     The Company records unearned compensation for options granted to employees as the difference between the exercise price of options granted and the fair value of its common stock at the time of grant. Unearned compensation is amortized to stock based compensation expense and reflected as such in the statement of operations and comprehensive income. Unearned compensation recorded through March 31, 2001 was $6,562,000 with an accumulated amortization, net of charges reversed during the period for the forfeiture of unvested awards, of $3,679,000. The remaining $2,883,000 as of March 31, 2001 will be amortized using the straight-line method over the remaining vesting periods of the options, generally four years from the date of grant. The Company expects to record amortization expense for unearned compensation of $789,000 for the period April 1, 2001 to December 31, 2001, $1,022,000 in 2002, $856,000 in 2003 and $216,000 in 2004. The amount of unearned compensation expense recorded in future periods may decrease if unvested options for which unearned compensation has been recorded are subsequently forfeited.


NET OPERATING LOSS AND TAX CREDIT CARRY FORWARDS

     As of December 31, 2000, the Company had federal net operating loss carryforwards of approximately $7,789,000 and state net operating loss carryforwards of approximately $6,710,000, which may be available to offset future taxable income for tax purposes. The federal net operating loss carryforwards begin to expire in 2012. The state net operating loss carryforwards begin to expire in 2005. A portion of the net operating losses are limited in their annual utilization. As of December 31, 2000, the Company also had research tax credit carryforwards of approximately $170,000 and $141,000 for federal and state tax purposes, respectively. The federal carryforward will begin to expire in 2012, if unused. As of December 31, 2000, the Company also had California manufacturer's credit carryforwards of approximately $160,000, which begin to expire in 2007, if unused.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Company has adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, which is effective for fiscal years beginning after June 15, 2000, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, unless specific hedge accounting criteria are met. The Company does not expect that the adoption of SFAS 133 will have a material impact on its financial statements because it does not currently hold any derivative instruments and does not engage in any hedging activities.

     In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes the SEC's views regarding the application of generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition principles comply with SAB 101.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"). This interpretation clarifies the application of APB Opinion No. 25 for certain issues related to stock based compensation, including the definition of employee for the purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of modifications to the terms of a previously fixed stock option award, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000, but covers certain events that occur either after December 15, 1998 or January 12, 2000. The Company has applied the interpretations set forth in FIN 44 for the recognition of certain stock based compensation during the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2001, the Company had cash, cash equivalents and short-term investments of $41,534,000 and working capital of $44,992,000. Since inception, the Company has financed its operations primarily through sales of stock. The sale of preferred stock in 1997, 1998 and 1999 yielded net proceeds of approximately $14,679,000. On August 8, 2000, the Company completed its initial public offering in Germany and listed its common stock for trading on the NEUER MARKT segment of the Frankfurt Stock Exchange in Frankfurt, Germany. The net proceeds to the Company from the sale of 3,500,000 shares of common stock in the offering were approximately $43,244,000. A portion of those net proceeds have been used for research and development, to expand the Company's manufacturing operations, to promote the Company's brand and to pursue regulatory approvals for the Company's products. In addition, some of the proceeds have been used for working capital and general corporate purposes. The Company has invested some of the proceeds from the offering in short-term investments, pending other uses of the proceeds in its business.

     Net cash used in operating activities was approximately $1,904,000 for the three months ended March 31, 2001. Net cash used primarily relates to net loss and the use of working capital to build up inventory of approximately $534,000 in anticipation of sales in 2001 and the increase in accounts receivable of $503,000. Net cash provided by operating activities was $688,000 for the three months ended March 31, 2000. The net cash provided by operating activities resulted primarily from a net loss that was offset by an up-front license fee of $1,425,000 paid to the Company by a distributor for exclusive worldwide distribution rights on all of the Company's products for use in the craniofacial areas and from stock based compensation expenses of $2,428,000.

     Net cash used in operating activities was approximately $2,982,000 for the year ended December 31, 2000, $5,107,000 for the year ended December 31, 1999 and $1,523,000 for the year ended December 31, 1998. For each such period, net cash used in operating activities resulted primarily from net losses and working capital requirements. Net losses resulted to a large extent from expenses associated with the development of MacroPore's resorbable designs, preclinical studies, preparation of submissions to the FDA and foreign regulatory agencies, marketing and distribution channels, and the improvement of MacroPore's manufacturing capabilities. The $2,125,000 decrease in cash used in operating activities from December 31, 2000 to 1999 primarily related to MacroPore's net loss of $8,645,000 for the year ended December 31, 2000 which was offset by stock based compensation of $5,716,000 and deferred revenue related to the license fee and other activities of $1,090,000. In addition, inventories increased by $1,143,000 in 2000 in anticipation of increased sales of continued and new products in early 2001. The $3,584,000 increase in cash used in operating activities from December 31, 1999 to 1998 primarily related to MacroPore's net loss of $4,571,000 for the year ended December 31, 1999. In addition, inventories increased by $1,097,000 in 1999 in anticipation of increased sales in the three months ended March 31, 2000. These increases in cash used for operating activities were partially offset by stock based compensation and other activities of approximately $561,000. MacroPore's working capital requirements fluctuate with changes in its operating activities that include such items as sales and manufacturing costs, which affect the levels of accounts receivable, inventories and current liabilities.

     Net cash provided by investing activities was approximately $1,731,000 for the three months ended March 31, 2001. The net cash investing activities primarily consisted of the purchase and sale of short-term investments and capital expenditures. Net cash used in investing activities was $312,000 for the three months ended March 31, 2000 and primarily related to the purchase of fixed assets to be used in the manufacturing process.

     Net cash used in investing activities was approximately $39,450,000 for the year ended December 31, 2000, $381,000 for the year ended December 31, 1999 and $598,000 for the year ended December 31, 1998. The Company's investing activities primarily consist of the purchase of short-term investments and capital expenditures. The Company's investing activities in the year ended December 31, 2000 included increased short-term investments related to the short-term investment of the proceeds of the Company's initial public offering in August 2000.

     Net cash used in financing activities was approximately $7,000 for the three months ended March 31, 2001 and resulted primarily from principal payments on the Company's capital leases. Net cash provided by financing activities was approximately $4,080,000 for the three months ended March 31, 2000 and related to the sale of Series D preferred stock.

     Net cash provided by financing activities was approximately $47,437,000 for the year ended December 31, 2000, $7,924,000 for the year ended December 31, 1999 and $1,837,000 for the year ended December 31, 1998. The net cash provided by financing activities was primarily attributable to the sale of common stock in the initial public offering and to the sale of preferred stock.


     The Company's revenues, operating results and cash flow are affected by product pricing, fixed costs of sales and fluctuations in variable cost of sales and sales volumes. In January 2000, the Company entered into an exclusive distribution agreement with Medtronic for the marketing, distribution and sale of MacroPore FX and MacroPore PS for use in the cranial and facial skeleton. The distribution agreement has a term of five years. Under the terms of the distribution agreement, the Company sells its products to Medtronic at fixed prices that are subject to adjustment upon biannual reviews. Although the Medtronic distribution agreement provides that direct selling costs are borne by the distributor, cash flow may be adversely affected if fixed costs increase and the Company is unable to negotiate an increase in product pricing with the distributor.

     The Company has equipment lease obligations that mature at various dates through 2004 with interest rates ranging from 12.4% to 30.5%. The monthly payments under the equipment lease obligations are $14,000.

     As of March 31, 2001, the Company had capital equipment of $5,638,000 less accumulated depreciation of $981,000 to support its clinical, research, development, manufacturing and administrative activities. For the three months ended March 31, 2001, the Company's capital expenditures were $1,192,000. For the year ended December 31, 2000, the Company's capital expenditures were $2,732,000. The Company expects capital expenditures for the year ended December 31, 2001 to be approximately $3,100,000 as the Company acquires additional equipment and expands its facilities. In addition, the Company is negotiating the purchase of its manufacturing facility in San Diego, California at a cost of approximately $2,750,000. The Company intends to pay for all capital expenditures with available working capital.

     In May 2001, the Company acquired an ownership interest in StemSource, Inc. StemSource, which is in its early stages of development, was formed to principally engage in biomedical research. The Company is negotiating the terms of a collaborative agreement with StemSource for the purpose of engaging in joint research and development activities. From time to time, the Company may enter into collaborative arrangements with, and acquire ownership interest in, other companies for the purpose of engaging in joint research and development activities.

     The Company's capital requirements depend on numerous factors, including market acceptance of its products, the resources the Company devotes to developing and supporting its products and other factors. The Company expects to devote substantial capital resources to continue its research and development efforts, to expand its support and product development activities and for other general corporate activities. The Company believes that its current cash and investment balances and revenue to be derived from the sale of its products will be sufficient to fund its operations at least through December 31, 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     The Company is exposed to market risk related to fluctuations in interest rates and in foreign currency exchange rates.

     INTEREST RATE EXPOSURE. The Company's exposure to market risk due to fluctuations in interest rates relates primarily to short term investments, which consist primarily of investments in debt instruments of financial institutions, corporations with strong credit ratings and United States government obligations, reported at an aggregate fair market value of $40,362,000 as of March 31, 2001. These securities are subject to interest rate risk inasmuch as their fair value will fall if market interest rates increase. If market interest rates were to increase immediately and uniformly by 100 basis points from the levels prevailing at March 31, 2001, for example, and assuming an average investment duration of nine months, the fair value of the portfolio would not decline by a material amount. The Company does not use derivative financial instruments to mitigate the risk inherent in these securities. However, the Company does attempt to reduce such risks by generally limiting the maturity date of such securities, diversifying its investments and limiting the amount of credit exposure with any one issuer. The Company believes that it currently has the ability to hold these investments until maturity and, therefore, believes that reductions in the value of such securities attributable to short-term fluctuations in interest rates would not materially affect its financial position, results of operations or cash flows.

     FOREIGN CURRENCY EXCHANGE RATE EXPOSURE. The Company's exposure to market risk due to fluctuations in foreign currency exchange rates relates primarily to sales of the Company's products in Europe and other foreign markets. Although the Company transacts business in various foreign countries, settlement amounts are usually based on U.S. dollars or the Euro. Transaction gains or losses resulting from sales revenues have not been significant in the past and there is no hedging activity on the Euro or other currencies. Based on the Company's revenues derived from markets other than the United States for the three months ended March 31, 2001, a hypothetical 10% adverse change in Euros against U.S. dollars would not result in a material foreign exchange loss. Consequently, the Company does not expect that reductions in the value of such sales denominated in foreign currencies resulting from even a sudden or significant fluctuation in foreign exchange rates would have a direct material impact on its financial position, results in operations or cash flows.

     Notwithstanding the foregoing, the indirect effect of fluctuations in interest rates and foreign currency exchange rates could have a material adverse effect on the Company's business, financial condition and results of operations. For example, international demand for the Company's products may be affected by foreign currency exchange rates. In addition, interest rate fluctuations may affect the buying patterns of the Company's customers. Furthermore, interest rate and currency exchange rate fluctuations may broadly influence the United States and foreign economies resulting in a material adverse effect on the Company's business, financial condition and results of operations.


ITEM 3. PROPERTIES.

     The Company's main facility is located at 6740 Top Gun Street, San Diego, California. The Company currently leases approximately 27,000 square feet of space at this location which it uses for its corporate headquarters and for manufacturing. Of the 27,000 square feet, approximately 8,500 square feet is laboratory space, 6,000 square feet is office space and 12,500 square feet is manufacturing space. The Company's lease has a five year term and will expire in 2003. The Company is currently negotiating to purchase this property at an approximate purchase price of $2,750,000.

     The Company also leases a facility located at 6749 Top Gun Street, San Diego, California. The Company expects to use the 14,000 square foot facility primarily for research and development. The lease has a five year term and expires in 2006.

     The Company leases approximately 5,800 square feet of office space in Frankfurt, Germany for use in marketing and administration. The lease has a five year term and expires in 2006.

     In addition, the Company collectively leases approximately 400 square feet of office space in Malvern, Pennsylvania and Atlanta, Georgia. These offices have been leased for six month terms that renew automatically, unless terminated.

     The Company pays an aggregate of approximately $41,000 in rent per month for its properties located in the United States and approximately DM9,500 for its property in Germany.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table provides certain information regarding beneficial ownership of the Company's common stock as of May 10, 2001 by:

     o each shareholder known by the Company to own beneficially more than 5% of the outstanding shares

     o   all directors

     o the Company's Chief Executive Officer and four other executive officers

     o   all of the Company's directors and executive officers, as a group

     The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which that person has no economic interest.

     All of the individuals listed below who hold stock options granted by the Company prior to January 1, 2001 may exercise stock option grants which have not yet vested. Shares of common stock issued by the Company upon the exercise of unvested options are held in escrow with the Secretary of the Company. None of the option shares are held in escrow at this time. Unless otherwise indicated, the address for each person or entity named below is c/o MacroPore, Inc., 6740 Top Gun Street, San Diego, California 92121.



                                                                       NUMBER OF SHARES
                                                                       OF COMMON STOCK             PERCENTAGE OF
NAME                                                                  BENEFICIALLY OWNED        OUTSTANDING SHARES
----                                                                  ------------------        ------------------
Marshall Cox (1).............................................                768,980                     5.1%
Christopher J. Calhoun (2)...................................                875,000                     5.8
Michael Simpson (3)..........................................                268,750                     1.8
Ari Bisimis (4)..............................................                298,368                     2.0
Charles E. Galetto (5).......................................                100,000                      *
Gary Sohngen (6).............................................                100,000                      *
Stefan M. Lemperle (7).......................................                766,194                     5.1
David Rickey (8).............................................                 50,000                      *
Ralph E. Holmes (9)..........................................                800,000                     5.4
Medtronic Asset Management, Inc. (10)........................              1,000,000                     6.7
Edmund Krix (11).............................................                296,386                     2.0
All directors and executive officers as a group
  (11 persons) (12)..........................................              2,954,989                    18.5

----------
* Less than one percent.


(1) Includes 115,625 shares issuable upon the exercise of stock options and 22,223 shares issuable upon exercise of warrants. Also includes 48,530 shares held of record by Saratoga Boys Club and 5,334 shares held of record by his spouse. Mr. Cox is the managing director of Saratoga Boys Club and has sole voting and investment power with respect to the shares of the Company's common stock held by Saratoga Boys Club. Mr. Cox disclaims beneficial ownership of shares held by his spouse.

(2) Includes 218,750 shares issuable upon the exercise of stock options. Also includes a total of 600,000 shares held of record by TTMC Investments, Inc., a total of 37,500 shares held of record by the Calhoun Family Trust and 18,750 shares held of record by Mr. Calhoun and his wife. Mr. Calhoun has sole voting and investment power with respect to the shares of the Company's common stock held by TTMC Investments. Mr. Calhoun and his wife are co-trustees of the Calhoun Family Trust and share voting and investment power with respect to the shares of the Company's common stock held by the Calhoun Family Trust.

(3)   Includes 213,125 shares issuable upon the exercise of stock options.

(4) Includes 260,000 shares issuable upon the exercise of stock options. Also includes 25,000 shares of the Company's common stock pledged to the Company to secure the repayment of two loans made by the Company to Mr. Bisimis.

(5)   Includes 100,000 shares issuable upon the exercise of stock options.

(6)   Includes 100,000 shares issuable upon the exercise of stock options.

(7) Includes 600,000 shares held of record by Creative Microspheres, Inc. Dr. Lemperle has sole voting and investment power with respect to the shares of the Company's common stock held by Creative Microspheres. The address for Dr. Lemperle is c/o Artes Medical, 4660 La Jolla Village Drive Suite 825, San Diego, California 92122.

(8)   Includes 50,000 shares issuable upon the exercise of stock options.

(9) The address for Dr. Holmes is 8010 Frost Street Suite 412, San Diego, California 92123.

(10) The address for Medtronic Asset Management, Inc. is Medtronic, Inc. Corporate Center, 7000 Central Avenue, N.E., Minneapolis, Minnesota 55432.

(11)  Includes 50,000 shares issuable upon the exercise of stock options.


(12) Includes all shares and options exercisable within sixty days owned by all directors and executive officers and their spouses.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS AND FOUNDERS.


     The following table sets forth certain information regarding the directors and executive officers of the Company as of May 10, 2001.


NAME                                        AGE   POSITION(S)
----                                        ---   -----------
Marshall G. Cox..............................65   Chairman of the Board and Director
Christopher J. Calhoun.......................35   Chief Executive Officer, Vice-Chairman, Secretary and Director
Michael Simpson..............................55   President and Director
Ari Bisimis..................................32   Chief Financial Officer and Director
Charles Galetto..............................50   Senior Vice President - Finance and Administration, and Treasurer
Gary Sohngen.................................41   Vice President - Research & Development
Sharon Schulzki..............................43   Vice President and General Manager - Spine & Orthopedics
Bruce Reuter.................................52   Vice President - Market Development
R. Mark Lane.................................53   Vice President - U.S. Sales
David Rickey.................................45   Director
Edmund Krix..................................42   Director


     MARSHALL G. COX, a current employee of the Company, has served as Chairman of the Board of Directors of the Company since May 1997. He founded Western Micro Technology, Inc. and from 1994 to 1997 served as its chairman and chief executive officer. Mr. Cox retired from Western Micro as Chairman Emeritus in 1997. He is the Managing Director of the Saratoga Boy's Club, formerly a major stockholder in the Company and he serves on the board of directors of Internix, Inc. Mr. Cox holds a B.S. from the University of California, Los Angeles.

     CHRISTOPHER J. CALHOUN is a co-founder of the Company and has served as the Company's Vice-Chairman, Chief Executive Officer and Secretary since May 1997. Since 1989, Mr. Calhoun has been involved in research and management for the Plastic Surgery Bone Histology and Histometry Laboratory at the University of California at San Diego. Mr. Calhoun received a B.A. from the University of California at San Diego, and an M.B.A. from the University of Phoenix.

     MICHAEL SIMPSON has served as the Company's President since September 1998. From 1986 to 1996,

Mr. Simpson served as President of Synthes (USA) Maxillofacial Division, a medical devices company. From 1997 to 1998, he served as President of the Craniofacial Division at Bionx Implants, Inc. Mr. Simpson holds a B.A. from St. Bonaventure University.

     ARI BISIMIS has served as the Company's Chief Financial Officer since April 2000. Mr. Bisimis worked in various investment banking firms before joining the Company. From 1998 to 2000, Mr. Bisimis served as head of Eurobond trading for Dresdner Kleinwort Benson. From 1997 to 1998, he served as Senior Fixed Income Trader for Commerzbank and from 1994 to 1997 as Eurobond trader for JP Morgan. Mr. Bisimis holds a Diplom Kaufmann degree from Johann Wolfgang Goethe University in Frankfurt, Germany.

     CHARLES E. GALETTO has served as the Company's Senior Vice President - Finance and Administration and Treasurer since April 2000. From August 1997 to January 2000, Mr. Galetto served in various positions with PMR Corporation, a company specializing in mental health care programs, including service as Senior Vice President-Finance and Treasurer of PMR Corporation. From June 1996 to July 1997, he served as Vice President-Corporate Controller of Medtrans, a medical transportation service, a division of Laidlaw, Inc. and from 1989 to 1996, as Chief Finance Officer, Treasurer and Secretary of Data/Ware Development, Inc. Mr. Galetto is a Certified Public Accountant and holds a B.S. from Wayne State University.

     GARY SOHNGEN has served as the Company's Vice President - Research & Development since January 2000. From 1985 to 1999, Mr. Sohngen served as Vice President of Research and Development for DePuy ACE, a Johnson & Johnson company specializing in the manufacture of orthopedic implants. He holds a B.S. from Twickenham Technical College in the United Kingdom and an M.B.A. from the University of Phoenix.

     SHARON SCHULZKI has served as the Company's Vice President and General Manager - Spine & Orthopedics business unit since July 2000. Prior to July 2000, her most recent employment was at Howmedica, Inc. Division of Pfizer, a manufacturer of medical devices, where she served in various positions from 1983 to 1998, including Vice President. During that time she also served as Senior Vice President, Worldwide Marketing and Product Development, Howmedica Leibinger, Inc. Ms. Schulzki holds a B.S. from Loyola College, Baltimore, MD.

     BRUCE REUTER has served as the Company's Vice President - Market Development since February 2001. From 1990 to 2000, Mr. Reuter served as the Vice President and Managing Director of Mentor International, a multi-national marketer of medical devices. He holds a B.A. from the University of Rhode Island and an M.B.A. from Memphis State University.

     R. MARK LANE has served as the Company's Vice President - U.S. Sales since March 2001. From 1998 to 2001, Mr. Lane served as the Executive Vice President of Business Development for dotMD.Inc, a company licensing URL domain names, and President and Chief Operating Officer of MedAscend, Inc., a company providing education and training to physicians worldwide. From 1994 to 1998, he served as Vice President of Marketing Services and Promotions for Genzyme Surgical Products (formerly DSP Worldwide, Inc.). Mr. Lane holds a B.A. from the University of Kentucky.

     DAVID RICKEY has served as a director of the Company since November 1999. Since 1996, Mr. Rickey has served as President and Chief Executive Officer of Applied Micro Circuits Corporation, which provides high-performance, high-bandwidth silicon solutions for optical networks. Mr. Rickey also serves as a director of Applied Micro Circuits Corporation and Silicon Wave. He holds a B.S. from Marietta College, a B.S. from Columbia University and an M.S. from Stanford University.

     EDMUND KRIX has served as a director of the Company since August 2000. Since 1984, Mr. Krix has served as Chief Executive Officer and Chairman of the Board of Teleplan International N.V., an office products service and maintenance company.

     The Board of Directors is responsible for managing the Company in accordance with the provisions of the Company's bylaws (the "Bylaws") and certificate of incorporation (the "Certificate of Incorporation") and applicable law. The number of directors which constitutes the Board of Directors is established by the Board, subject to a minimum of three directors. Currently, all directors hold office for a term ending on the date of the annual meeting following the annual meeting at which such director was elected.

     Except as otherwise provided by the Bylaws for filling vacancies on the Company's Board of Directors, the Company's directors are elected at the Company's annual meeting of stockholders and hold office until their respective successors are elected, or until their earlier resignation or removal.

     Mr. Cox, a director of the Company and Chairman of the Board of Directors, is Mr. Calhoun's father-in-law.

BOARD COMMITTEES

     The Board of Directors has established a committee (the "Committee") to handle compensation matters and administer the Company's Stock Option and Stock Purchase Plan, as amended (the "Stock Option Plan"). The Committee consists of Mr. Calhoun and Mr. Cox. The Committee determines the compensation received by the Company's directors and executive officers and administers the Company's Stock Option Plan. The committee reviews and approves the compensation and benefits for the Company's executive officers, and makes recommendations to the Board of Directors regarding these matters.

     The Board of Directors has also established an Audit Committee consisting of Mr. Rickey and Mr. Krix. Paul Araquistain, an employee and former member of the Board of Directors of the Company also serves on the Audit Committee. The Audit Committee provides recommendations to the Board of Directors regarding the selection of the Company's independent public accountants, reviews the scope of the annual audit of the Company's books and records, approves the audit fees to be paid, and reviews the Company's financial accounting controls with the Company's staff and its independent public accountants.

ITEM 6. EXECUTIVE COMPENSATION.

DIRECTOR COMPENSATION


     Presently, other than expenses in connection with attendance at meetings and other approved expenses, including payment of the premium for a health insurance policy covering Mr. Cox, the Company does not compensate any non-employee members of its Board of Directors. Non-employee directors are eligible to receive options under the Company's Stock Option Plan.


EXECUTIVE COMPENSATION

     Executive officers of the Company are appointed by the Board of Directors annually at the first meeting of the Board of Directors following the annual meeting of stockholders and generally serve until their successors have been duly appointed and qualified.

     The following table sets forth summary information concerning compensation awarded to, earned by, or accrued for services by the Company's Chief Executive Officer and four additional officers for services rendered to the Company in all capacities during the years ended December 31, 1998, 1999 and 2000. Except as set forth below, no profit-sharing, allowances, insurance payments, commissions or other remuneration paid or benefits in kind were made to the Company's officers during such years.

                                                                                          LONG TERM
                                                          ANNUAL COMPENSATION           COMPENSATION
                                                          -------------------              AWARDS
                                                                                       ----------------
                                                                                          SECURITIES
                                                                                          UNDERLYING           ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR         SALARY          BONUS       OPTIONS/SARS (#)     COMPENSATION (1)
---------------------------                   ----         ------          -----       ----------------     ----------------
Christopher L. Calhoun...................     2000    $   177,303          $ 50,760          62,500          $   12,845
   CHIEF EXECUTIVE OFFICER AND SECRETARY      1999        145,750            41,086         250,000              12,726
                                              1998         10,008                 0               0                   0
Michael Simpson..........................     2000        168,299            46,530          68,750               9,600
   PRESIDENT                                  1999        165,000            41,086          55,000              28,320
                                              1998         55,000            30,000         220,000               2,400
Ari Bisimis (2)..........................     2000        120,000            36,000         275,000               7,200
   CHIEF FINANCIAL OFFICER
Charles Galetto (3)......................     2000        102,885            38,125         100,000               6,600
   SENIOR VICE PRESIDENT, FINANCE AND
   ADMINISTRATION AND TREASURER
Gary Sohngen (4).........................     2000        120,000             1,500         100,000               9,600
   VICE PRESIDENT, RESEARCH AND DEVELOPMENT

---------------

(1) The amounts in this column represent the car allowance given to each named executive officer. The amount in this column for Mr. Simpson for the year ended December 31, 1999 also includes approximately $18,720 of costs associated with renting an apartment that MacroPore maintains for Mr. Simpson's use when he is in San Diego.

(2) Mr. Bisimis began his employment with the Company in April 2000. He was granted 10,000 options in May 1999 for consulting services he provided prior to joining the Company.
(3)  Mr. Galetto began his employment with the Company in April 2000.
(4)  Mr. Sohngen began his employment with the Company in January 2000.

OPTION GRANTS IN 2000

     The following table sets forth, as to the named executive officers, information concerning stock options granted during the year ended December 31, 2000.

                                                    INDIVIDUAL GRANTS
                             NUMBER OF
                             SECURITIES          PERCENT OF      EXERCISE                        GRANT DATE
                             UNDERLYING        TOTAL OPTIONS    PRICE PER                      PRESENT VALUE
NAME                    OPTION/SARS GRANTED       GRANTED          SHARE     EXPIRATION DATE         (1)
----                    -------------------       -------          -----     ---------------         ---
Christopher Calhoun........... 62,500               4.0%          $   3.00   January 1, 2010     $ 150,312

Michael Simpson............... 68,700               4.4               3.00   January 1, 2010       165,224

Ari Bisimis...................250,000              15.8               3.00     April 1, 2010     2,659,500

                               25,000               1.6               3.00   January 1, 2010        60,125

Charles Galetto...............100,000               6.3               3.00    April 24, 2010     1,063,600

Gary Sohngen..................100,000               6.3               3.00   January 1, 2010       240,500

---------------
(1) The Company used the Black-Scholes option-pricing model to determine the grant date present value of the options set forth in this table. The Company's use of this model should not be construed as an endorsement of its accuracy at valuing options. The real value of the options depends upon the actual changes in the market price of the Company's common stock during the applicable period.

      All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The following facts and assumptions were used in calculating grant date present value: exercise prices as indicated in the table above, fair market value of each option on the date of grant based on the best information available, a dividend yield of 0.0%, an expected stock option term of ten years and a stock price volatility of 60.0% based on the market performance of the stock of similar medical device companies. The Company used an assumed risk-free interest rate in its calculations equivalent to the yield of a zero-coupon, ten-year Treasury bond on the date of the grants. The risk-free interest rate was 6.48% for options granted on January 1, 2000, 6.03% for options granted on April 1, 2000 and 6.00% for options granted on April 24, 2000. No other discounts or restrictions related to vesting or the likelihood of vesting of the stock options were applied.

AGGREGATED OPTIONS EXERCISES IN 2000 AND OPTION VALUES IN 2000

     The following table sets forth information concerning options to purchase common stock held as of December 31, 2000 by each of the officers named in the summary compensation table that have stock options.

     Amounts set forth as "value realized" in the following table represent hypothetical calculations based on the difference between the fair market value of the common stock underlying the options and the exercise price of the options. Prior to the Company's initial public offering in August 2000, there was no public market for the Company's stock. The value realized is therefore based on the best information available as to the fair market value of the Company's stock at the date of grant. The value realized does not necessarily represent any actual monetary gain to the option holder.

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                         SHARES ACQUIRED ON                              OPTIONS                  IN-THE-MONEY OPTIONS
                            EXERCISE (#)      VALUE REALIZED     AS OF DECEMBER 31, 2000        AS OF DECEMBER 31, 2000
                            ------------      --------------     -----------------------        -----------------------
NAME                                                           EXERCISABLE   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                                           -----------   -------------    -----------    -------------
Christopher Calhoun............93,750          $1,093,125         218,750          -           $1,425,313          -
Michael Simpson................130,625          1,394,406         213,125          -            1,366,269          -
Ari Bisimis....................25,000             248,750         260,000          -            1,164,800          -
Charles Galetto................   -                 -             100,000          -              448,000          -
Gary Sohngen...................   -                 -             100,000          -              448,000          -

EMPLOYMENT AGREEMENTS

     The Company has not entered into any written employment agreements with any of its executive officers or directors. The Company intends to enter into an employment agreement with Mr. Bisimis and into standard employment agreements with its other overseas employees.

STOCK OPTION PLAN

     In October 1997, the Board of Directors of the Company adopted, and the stockholders approved, the Stock Option Plan. The Stock Option Plan is administered by the Committee. The purpose of the Stock Option Plan is to provide the Company's designated employees, consultants and advisors who perform services for the Company, and non-employee members of the Company's Board of Directors, with the opportunity to receive grants of incentive stock options, nonqualified stock options and restricted stock. Awards under the Stock Option Plan may be made in the form of:

     o   incentive stock options

     o nonqualified stock options (incentive and nonqualified stock options are collectively referred to as "options")

     o   direct awards or sales of stock

Awards may be made to such directors and employees of the Company, and to such consultants to the Company as the Committee shall, in its own discretion, select.

     The Company is currently authorized to issue 5,000,000 shares under its Stock Option Plan. As of May 10, 2001, the Company had outstanding options to purchase 3,800,778 shares of the Company's common stock pursuant to the Stock Option Plan. As of May 10, 2001, options to acquire 1,112,905 shares of common stock had been exercised and 2,086,317 shares of common stock were available for grant under the Stock Option Plan. The Company's Board of Directors has authorized, and the Company expects the stockholders of the Company to approve, an increase in the number of shares authorized for issuance under the Stock Option Plan to 7,000,000.

     Awards granted under the Stock Option Plan and shares acquired pursuant thereto are subject to a number of rights and restrictions, including provisions relating to the termination of employment of service of the grantee. The Committee may, without stockholder approval, adopt, amend or rescind rules, procedures, and terms of the Stock Option Plan at any time, or from time to time; provided, however, that stockholder approval shall be obtained for any amendment for which such approval is required by Section 422 of the United States Internal Revenue Code of 1986, as amended, or by other provisions of applicable law. Unless sooner terminated by the Committee or unless the employee's service terminates, the provisions of the Stock Option Plan relating to the grant of incentive stock options shall terminate on October 22, 2007. All awards made under the Stock Option Plan prior to its termination shall remain in effect until they are satisfied or terminated. Stock options awarded under the Plan are not transferable.

     In general, the individual stock option agreements granted under the Stock Option Plan prior to January 1, 2001 provide the Company's option holders with the ability to exercise stock option grants which have not yet vested. Shares of common stock issued by the Company upon the exercise of unvested options are held in escrow with the Secretary of the Company. Such escrowed shares typically vest 25% at the end of the first year anniversary of the stock option agreement and then vest at the rate of 1/48th per month thereafter until fully vested. In the event of termination of employment, the Company typically has a right to purchase any shares of common stock issued to an employee pursuant to the exercise of an unvested stock option. Individual stock option agreements issued under the Stock Option Plan since January 1, 2001 generally do not allow the exercise of unvested stock options. Stock option accounting is consistent with fixed plan accounting under APB 25.

     The Committee is authorized to construe, interpret and implement the provisions of the Stock Option Plan, to select the persons to whom awards will be granted, to determine the terms and provisions of such awards, including the vesting schedule and purchase price per share payable upon the exercise of an option, and to amend outstanding awards. The determinations of the Committee are made in its sole discretion and are binding and conclusive.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Calhoun, who is a member of the Committee, is currently Vice-Chairman, Chief Executive Officer and Secretary and serves as a director of the Company. He also serves as a director of Artes Medical, Inc. Mr. Cox, who is also a member of the Committee, serves as an employee of the Company and as Chairman of the Board of Directors. Mr. Cox is also the Managing Director of Saratoga Boys Club and serves as a director for Internix, Artes Medical, Inc., Triscend Inc. and G2 Inc.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The following is a description of transactions since January 1998 to which the Company has been a party and in which any director, executive officer or holder of more than 5% of the Company's capital stock had or will have a direct or indirect material interest. All of the transactions disclosed below were duly authorized by the then-serving Board of Directors.

     In November 1999, Mr. Simpson purchased 45,951 shares, Mr. Bisimis purchased 92,558 shares, Mr. Lane purchased 22,505 shares and Mr. Krix purchased 246,386 shares of the Company's Series C preferred stock at a purchase price of $2.25 per share for a total cash consideration of approximately $917,000.

     In November 1999 and June and July 2000, the Company issued 59,707 shares of common stock to Mr. Bisimis in consideration of services rendered by Mr. Bisimis as a consultant to the Company prior to April 2000 when he became an employee of the Company.

     Mr. Cox, the Chairman of the Company's Board of Directors, is the Managing Director of Saratoga Boys Club. During the period from September 1997 through November 1999, Saratoga Boys Club purchased an aggregate of 2,099,880 shares of the Company's Series A, B and C preferred stock for a total cash consideration of approximately $1,978,000. In 1998 and 1999, the Company issued three warrants for a total of 22,223 shares of common stock to Mr. Cox as partial consideration for three loans made by Mr. Cox to the Company. The loans, which were made on September 28, 1998, November 27, 1998 and January 8, 1999 for $99,000, $50,000 and $51,000, respectively, have been repaid in full. The loans were unsecured and bore interest at the rate of 10% per annum. The loans were short term loans which matured in less than a year and were used to provide working capital. See "Description of Capital Stock - Warrants" for a further description of these warrants. In November 1999, the Company issued 39,333 shares of common stock to Mr. Cox for total cash consideration of approximately $59,000.

     In 2000, the Company issued two loans to Ari Bisimis, one of the Company's directors and executive officers, in the aggregate amount of $46,500, at an annual interest rate of 10.0%, for the purchase of a total of 25,000 shares of the Company's common stock. The loans were issued pursuant to the exercise of stock options granted to Mr. Bisimis. The loans were repaid in full on April 30, 2001.

     In January 2000, the Company entered into a distribution agreement and a development and supply agreement with Medtronic. Medtronic paid a $1,500,000 license fee to the Company for the exclusive worldwide distribution rights granted under the distribution agreement. In January 2000, Medtronic purchased 1,000,000 shares of the Company's Series D preferred stock for total cash consideration of $3,500,000.

     The Company believes that all of the transactions described above were made and are on terms no less favorable to the Company than those that could be obtained from independent third parties in arms-length negotiations.

ITEM 8. LEGAL PROCEEDINGS.

     The Company is not currently a party to any material legal proceedings.

ITEM 9. MARKET PRICE AND DIVIDENDS.

MARKET PRICES

     The Company's common stock has been quoted on the NEUER MARKT of the Frankfurt Stock Exchange under the symbol "XMP" since its initial public offering on August 8, 2000. Prior to this time, there was no public market for the Company's stock. The Company's common stock is not currently traded on any United States exchange. The following table shows the high and low sales prices for the Company's common stock for the periods indicated, as reported on the NEUER MARKT. These prices do not include retail markups, markdowns or commissions. Average daily trading volume since the Company's shares were listed and began trading on the NEUER MARKT through September 30, 2000 was 136,674 shares per day. Average daily trading volume of the Company's shares was 19,517 shares per day for the quarter ended December 31, 2000 and 17,503 shares per day for the quarter ended March 31, 2001.



     2000                                                                 HIGH                  LOW
       Quarter ended September 30, 2000.....................              E27.2                 E17.8
       Quarter ended December 31, 2000......................              E20.0                 E 6.8

    2001

       Quarter ended March 31, 2001.........................              E14.0                 E 6.0

     Substantially all of the Company's shares are represented by a global stock certificate issued in the name of Concord Effekten AG and deposited with Clearstream Banking AG ("Clearstream"), Frankfurt, Germany, the German securities depository. As of May 30, 2001, based on information provided by Clearstream, the Company estimates that the number of beneficial owners of its common stock held through the global stock certificate is approximately 5,500. As of May 30, 2001, there were an additional fifteen stockholders of record who held individual stock certificates.

     The Company has issued and has outstanding options to purchase 3,800,778 shares of common stock and warrants to purchase 47,223 shares of common stock. All of the outstanding shares of common stock are deemed to be "restricted securities" as that term is defined in Rule 144. Of these restricted shares, 6,876,909 shares are available for sale in the public market pursuant to Rule 144, subject to compliance with Rule 144 volume and other requirements.


DIVIDENDS

     The Company has never declared or paid any dividends and currently intends to retain all available earnings generated by its operations for the development and growth of its business. It does not currently anticipate paying any cash dividends on its outstanding shares of common stock in the foreseeable future.


THE GERMAN EQUITY MARKET

    GERMAN SECURITIES LAWS

     As a United States company offering securities on a German stock exchange, the Company is subject to various laws and regulations in both jurisdictions. Some of these laws and regulations, in turn, can affect the ability of holders of the Company's securities to transfer or sell those securities.

     At present, Germany does not restrict the export or import of capital, except for investments in Iraq and Libya in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank, subject only to immaterial exceptions, any payment received from or made to an individual or a corporation not a resident of Germany if such payment exceeds DM5,000 (E2,550 or the equivalent in a foreign currency). In addition, residents of Germany must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed DM3.0 million, or E1.53 million or the equivalent in a foreign currency, during any one month. Residents must also report any direct investment outside Germany if such investment exceeds DM100,000, or E51,000 or the equivalent in a foreign currency.

     There are no limitations imposed by German law or the Company's Certificate of Incorporation or Bylaws on the right of non-resident owners to hold or vote the shares.

    THE FRANKFURT STOCK EXCHANGE AND THE NEUER MARKT

     The Frankfurt Stock Exchange is one of nine German stock exchanges (including the Eurex Deutschland). The NEUER MARKT segment of the Frankfurt Stock Exchange is a new trading segment that was launched in March 1997. It is designed for innovative, small to mid-size companies in high growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. Issuers are requested to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements, and a corporate action timetable. This information is required to be submitted in English and German as well as in electronic form, thus enabling the stock exchange to disseminate corporate information via the Internet. The NEUER MARKT permits the Company to file its reports in English only.

    TRADING ON THE NEUER MARKT

     Trading of shares on the NEUER MARKT takes place on the floor of the stock exchange, but is computer aided. Shares can also be traded on the Exchange Electronic Trading System (hereinafter referred to as "Xetra"). Trading takes place on every business day between 9:00 a.m. and 8:00 p.m., Central Europe Time. Trading within the Xetra system is done by financial services institutes and securities trading firms which have been admitted to trading on at least one of Germany's stock exchanges. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

     Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets off the Frankfurt Stock Exchange. Price formation is determined by open bid by state-appointed specialists who are themselves exchange members, but who do not, as a rule, deal with the public. Prices of shares traded on the NEUER MARKT are displayed continuously during trading hours. At the half-way point of each trading day, a single standard quotation is determined for all shares. The members' association of the Frankfurt Stock Exchange publishes a daily list of prices which contains the standard prices of all traded securities, as well as their highest and lowest quotation during the past year.

     Transactions on the Frankfurt Stock Exchange, including transactions within the Xetra system, are settled on the second business day following trading. Transactions off the Frankfurt Stock Exchange, for large volumes or if one of the parties is foreign, are generally also settled on the second business day following trading, unless the parties have agreed upon a different date. Following a recent amendment to the conditions of German banks for securities trading, customers' orders to buy or sell listed securities must be executed on a stock exchange, unless the customer instructs otherwise. Trading can be suspended by the Frankfurt Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is in the public interest. A specific feature of the NEUER MARKT is the introduction of the obligatory "Designated Sponsor," an entity admitted for trading at the Frankfurt Stock Exchange which provides additional liquidity by quoting prices for the buying and selling of shares on request. Each issuer on the NEUER MARKT is required to nominate at least two Designated Sponsors which will not only ensure that there is sufficient liquidity for its shares, but also serve as consultants on all stock market related matters for the issuer for at least twelve months.

     The Company's common stock has been admitted at the Frankfurt Stock Exchange with trading on the NEUER MARKT of the Frankfurt Stock Exchange. The NEUER MARKT is still a relatively new market. Accordingly, there can be no assurance that an active trading market for the shares will develop on the NEUER MARKT or that the NEUER MARKT will not experience problems in settlement or clearance as trading develops. Any such delays or problems could adversely affect the market price of the shares. Persons proposing to trade the shares on the NEUER MARKT should inform themselves about the potential costs of such trading.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     During the last three years, the Company has sold and issued unregistered securities as follows.

     In October 1998, the Company issued 1,032,583 shares of Series B preferred stock to seven accredited investors, including Saratoga Boys Club, an affiliate of Mr. Cox, one of the Company's directors. These shares were issued for total cash consideration of approximately $1,549,000.

     In September and November 1999, the Company issued 2,574,989 shares of Series C preferred stock to approximately eighty four accredited investors, including Messrs. Bisimis, Krix and Simpson, three of the Company's directors, Mr. Lane, a vice president of the Company, and Saratoga Boys Club, an affiliate of Mr. Cox, one of the Company's directors. These shares were issued for total cash consideration of approximately $5,794,000 and the conversion of $77,000 of interest that accrued on early payments made by some of the investors. For accounting purposes, the accrued interest was reflected on the financial statements of the Company as debt which was later converted to preferred stock. In May 2000, the Company issued an additional 2,777 shares of Series C preferred stock for total cash consideration of $6,000 upon the exercise of warrants issued to Richard Christopher. In February 2000, Mr. Simpson converted 45,951 shares of Series C preferred stock into 45,951 shares of common stock.

     In November 1999, the Company issued 132,666 shares of common stock to four accredited investors, including Mr. Cox, one of the Company's directors. These shares were issued for total cash consideration of approximately $304,000. From March through June 1999 and June and July 2000, the Company also issued 79,707 shares of common stock in consideration of services rendered to five employees and consultants, including Mr. Bisimis, who became a director of the Company in May 2000.

     In December 1999 and March 2000, the Company issued an aggregate of 2,000,000 shares of Series D preferred stock to approximately sixty accredited investors. These shares were issued for total cash consideration of $7,000,000.

     In 1998 and 1999, the Company issued warrants to Mr. Cox and Richard Christopher to purchase an aggregate of 25,000 shares of the Company's Series C preferred stock at an exercise price of $2.25 per share. The warrants were issued in connection with loans made to the Company by Mr. Cox and Mr. Christopher. In July 2000, the Company also issued one warrant to Surgical Science to purchase 25,000 shares of the Company's common stock at an exercise price of $12.00, in connection with the termination of Surgical Science's distribution agreement with the Company.

     The securities described in the foregoing paragraphs were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Section 4(2) under the Securities Act or Regulation D promulgated thereunder. The Company believes that these transactions are exempt from registration because the subject securities were sold to limited groups of persons, each of whom was believed to have been a sophisticated investor or to have had a pre-existing business or personal relationship with the Company or the Company's management and to have been purchasing for investment without a view to further distribution.


     In August 2000, the Company issued 3,500,000 shares of common stock to non-U.S. investors in a transaction completed outside the United States pursuant to an underwritten offering for total cash consideration of approximately $47,201,000. The Company paid approximately $2,478,000 in underwriting commissions to Concord Effekten AG, the Company's principal underwriter, in connection with this offering. These shares were listed on the NEUER MARKT. The shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S promulgated thereunder.


     In August 2000, all of the outstanding 6,831,398 shares of the Company's preferred stock, including 1,267,000 shares of Series A preferred stock, 1,032,583 shares of Series B preferred stock, 2,531,815 shares of Series C preferred stock, and 2,000,000 shares of Series D preferred stock, were converted into 6,831,398 shares of common stock.

     Pursuant to the Stock Option Plan and an exemption from the registration requirements under the Securities Act provided by Rule 701, since October 1997 and as of May 10, 2001, the Company has granted options to some of its employees, directors, officers and advisors to purchase a total of 5,210,476 shares of the Company's common stock, at a weighted average exercise price of $3.52.

ITEM 11. DESCRIPTION OF CAPITAL STOCK.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     The Company's authorized capital stock consists of 95,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of May 10, 2001, 14,952,627 shares of common stock and no shares of preferred stock were outstanding.


COMMON STOCK

    VOTING

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the Company's stockholders. Other than the election of directors by a plurality of votes cast, all other matters shall be decided by a majority of the votes cast.

    DIVIDENDS

     Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock.

    ADDITIONAL RIGHTS

     Upon the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. Some of the rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any preferred stock which the Company may designate and issue in the future without further stockholder approval.

PREFERRED STOCK

     The Company's Certificate of Incorporation provides that the Company's Board of Directors, without any further vote or action by the Company's stockholders, may authorize and issue, subject to limitations prescribed by law, up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. The Company's Board of Directors may determine the designation and the number of shares, preferences, limitations and special rights of any series of preferred stock, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control of the Company.

SHARE CERTIFICATES

     Shares in the Company are represented by one or more global certificates deposited with Clearstream. However, pursuant to the Delaware General Corporation Code, or DGCL, stockholders are entitled to individual certificates, in such form as may be prescribed by law and the Board of Directors, certifying the number and class of shares owned by the stockholder in the Company. Each such certificate shall be signed by, or in the name of the Company by the chairperson or vice-chairperson of the Board of

Directors, or the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Company.

WARRANTS

     In September 1998, November 1998 and January 1999, the Company issued warrants to Marshall Cox providing Mr. Cox with options to purchase 11,000, 5,556 and 5,667 shares of the Company's Series C preferred stock, respectively. The warrants were issued in connection with three loans made to the Company by Mr. Cox, which have been paid in full and canceled. The warrants are each exercisable at an exercise price of $2.25 per share. The warrants are exercisable in full. The warrants expire on the earliest to occur of:

     o ten years from their respective issue dates in September 2008, November 2008 and January 2009

     o upon a firmly underwritten public offering of the Company's common stock under the securities laws of the United States

     o upon the sale of all or substantially all of the Company's assets or a change in control of the Company

     In July 2000, the Company issued a warrant to Surgical Science Systems in connection with the termination of the distribution agreement between the two companies. The warrant to purchase 25,000 shares of the Company's common stock is exercisable in full at an exercise price of $12.00 per share. The warrant expires on the earliest to occur of:


     o   July 31, 2004

     o upon a firmly underwritten public offering of the Company's common stock under the securities laws of the United States

     o upon the sale of all or substantially all of the Company's assets or a change in control of the Company

The fair value of the warrant on the grant date was determined by using the Black-Scholes option-pricing model, resulting in expense of approximately $33,000 being recorded in conjunction with the issuance of the warrant.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

LIMITATION OF LIABILITY

     The Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from a breach of fiduciary duty except for:

     o   any breach of the duty of loyalty to the Company or its stockholders

     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     o   liability under Section 174 of the DGCL

     o any transaction from which the director derived an improper personal benefit

     This limitation of liability does not apply to the responsibility or liability of the Company's directors pursuant to any criminal statute nor does it relieve the directors from payment of taxes pursuant to federal, state or local law.

INDEMNIFICATION

     The Certificate of Incorporation provides that the liability of the directors will be limited to the fullest extent permitted by Delaware law. The Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify other corporate agents, to the fullest extent permitted by Delaware law. Section 145 of DGCL provides a corporation with the power to indemnify any officer or director acting in his capacity as the corporation's representative who was, is or is threatened to be made, a party to any action or proceeding for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in the Company's right. Generally, the only limitation on the Company's ability to indemnify its officers and directors is if their actions violate a criminal statute or if their actions or failures to act are finally determined by a court to have constituted willful misconduct or recklessness.

     The Company currently has directors' and officers' liability insurance to provide its directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 13. FINANCIAL STATEMENTS.


INDEX TO FINANCIAL STATEMENTS                                                                            PAGE
Review Report of Arthur Andersen LLP, Independent Public Accountants....................................  36

Condensed Balance Sheets as of March 31, 2001 (unaudited)
and December 31, 2000...................................................................................  37

Condensed Statements of Operations and Comprehensive Income
for the three months ended March 31, 2001 and 2000 (unaudited)..........................................  38

Condensed Statements of Cash Flows for the three months
Ended March 31, 2001 and 2000 (unaudited)...............................................................  39

Notes to Condensed Financial Statements (unaudited).....................................................  40

Report of Arthur Andersen LLP, Independent Public Accountants...........................................  43

Report of PricewaterhouseCoopers LLP, Independent Accountants...........................................  44

Balance Sheets as of December 31, 2000 and 1999.........................................................  45

Statements of Operations and Comprehensive Income for the Years Ended
December 31, 2000, 1999 and 1998........................................................................  46

Statements of Stockholders' Equity and Convertible Redeemable Preferred Stock
for the Years Ended December 31, 2000, 1999 and 1998....................................................  47

Statements of Cash Flows for the Years Ended
December 31, 2000, 1999 and 1998........................................................................  48

Notes to Financial Statements...........................................................................  49

Report of Independent Public Accountants



To MacroPore, Inc.



We have reviewed the accompanying condensed balance sheet of MacroPore, Inc. (a Delaware corporation) as of March 31, 2001 and 2000, and the related condensed statements of operations and comprehensive income and cash flows for each of the three-month periods then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP



San Diego, California
May 2, 2001

                                 MACROPORE, INC.
                            CONDENSED BALANCE SHEETS



                                                               MARCH 31,     DECEMBER 31,
                                                             ------------    ------------
                                                                 2001            2000
                                                             ------------    ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents                                  $  7,296,000    $  7,476,000
  Short-term investments, available for sale                   34,238,000      37,008,000
  Accounts receivable, related party, net of allowance
    for bad debts of $35,000 and $75,000 in 2001 and
    2000, respectively                                          1,196,000         693,000
  Inventories                                                   2,812,000       2,278,000
  Prepaids and other current assets                             1,019,000         882,000
                                                             ------------    ------------
       Total current assets                                    46,561,000      48,337,000

Property and equipment, net                                     4,657,000       3,691,000
Deposits                                                          141,000         241,000
                                                             ------------    ------------
       Total assets                                          $ 51,359,000    $ 52,269,000
                                                             ------------    ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                      $  1,454,000    $  1,364,000
  Current portion of capital lease obligations                    115,000         115,000
                                                             ------------    ------------
       Total current liabilities                                1,569,000       1,479,000

Deferred revenue, related party                                 1,125,000       1,200,000
Capital lease obligations, less current portion                   227,000         255,000
                                                             ------------    ------------
       Total liabilities                                        2,921,000       2,934,000

Stockholders' equity:
  Preferred stock; $0.001 par value; 5,000,000 authorized;
    -0- shares issued  and outstanding in 2001 and 2000                 -               -
  Common stock; $0.001 par value; 95,000,000 shares
    authorized in 2001 and 2000; 14,952,127 and 14,814,346
    issued and outstanding in 2001 and 2000, respectively          15,000          15,000
  Additional paid-in capital                                   68,079,000      68,126,000
  Unearned compensation                                        (2,883,000)     (3,094,000)
  Accumulated deficit                                         (17,106,000)    (15,892,000)
  Other accumulated comprehensive income                          333,000         180,000
                                                             ------------    ------------
       Total stockholders' equity                              48,438,000      49,335,000
                                                             ------------    ------------

       Total liabilities and stockholders' equity            $ 51,359,000    $ 52,269,000
                                                             ------------    ------------



                   See notes to condensed financial statements.

                                 MACROPORE, INC.
           CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (UNAUDITED)


                                                                          THREE MONTHS
                                                                         ENDED MARCH 31,
                                                                  ----------------------------
                                                                      2001            2000
                                                                  ------------    ------------
         Revenues:
            Sales to related party                                $  1,999,000    $    880,000
            Sales to distributors and end-users                         30,000         379,000
                                                                  ------------    ------------
                                                                     2,029,000       1,259,000
         Costs directly related to revenues, net of stock based
              compensation expense of $5,000 and $2,000 for the
              three months ended March 31, 2001 and 2000,
              respectively                                             665,000         595,000
                                                                  ------------    ------------
                     Gross profit                                    1,364,000         664,000

         Operating expenses:
            Research and development, net of stock based
              compensation expense of $30,000 and $431,000
              for the three months ended March 31, 2001
              and 2000, respectively                                 1,184,000         350,000
            Sales and marketing, net of stock based
              compensation expense of ($52,000) and $1,806,000
              for the three months ended March 31, 2001
              and 2000, respectively                                 1,012,000         390,000
            General and administrative, net of stock based
              compensation expense of $160,000 and $189,000
              for the three months ended March 31, 2001
              and 2000, respectively                                   927,000         599,000
            Stock based compensation                                   143,000       2,428,000
                                                                  ------------    ------------
                     Total operating expenses                        3,266,000       3,767,000
                                                                  ------------    ------------

         Other income (expenses):
            Interest income                                            676,000          90,000
            Interest expense and other                                  12,000         (28,000)
                                                                  ------------    ------------
                     Net loss                                       (1,214,000)     (3,041,000)
                                                                  ------------    ------------

         Other comprehensive income:
            Unrealized holding gains arising during period             153,000               -
                                                                  ------------    ------------

                     Comprehensive loss                           $ (1,061,000)   $ (3,041,000)
                                                                  ------------    ------------

         Basic and diluted net loss per share                     $      (0.08)   $      (0.82)
                                                                  ------------    ------------

         Shares used in calculating basic and
            diluted net loss per share                              14,917,376       3,704,270
                                                                  ------------    ------------


                  See notes to condensed financial statements.

                                 MACROPORE, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                      ----------------------------
                                                           2001           2000
                                                      -------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                             $ (1,214,000)   $ (3,041,000)
 Adjustments to reconcile net loss to net
   cash (used in) provided by operating activities:
     Depreciation and amortization                         226,000          90,000
     Stock based compensation                              143,000       2,428,000
     Increases (decreases) in cash caused by
       changes in operating assets and liabilities:
       Accounts receivable                                (503,000)        (29,000)
       Inventories                                        (534,000)       (143,000)
       Prepaids and other current assets                  (137,000)        (65,000)
       Deposits                                            100,000         (62,000)
       Accounts payable and accrued expenses                90,000          85,000
       Deferred revenue                                    (75,000)      1,425,000
                                                      ------------    ------------
           Net cash (used in) provided by operating
              activities                                (1,904,000)        688,000

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from the sale and maturity of short-term
     investments                                        29,876,000               -
 Purchase of short-term investments                    (26,953,000)         (2,000)
 Purchases of property and equipment                    (1,192,000)       (310,000)
                                                      ------------    ------------
           Net cash provided by (used in) investing
               activities                                1,731,000        (312,000)
                                                      ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on capital leases                      (28,000)        (28,000)
 Proceeds from sale of Common Stock                         21,000          21,000
 Proceeds from sale of Series D
   Preferred Stock, net of issuance costs                        -       4,087,000
                                                      ------------    ------------
           Net cash (used in) provided by financing
              activities                                    (7,000)      4,080,000
                                                      ------------    ------------

           Net (decrease) increase in cash                (180,000)      4,456,000

Cash and cash equivalents at beginning of period         7,476,000       2,471,000
                                                      ------------    ------------

Cash and cash equivalents at end of period            $  7,296,000    $  6,927,000
                                                      ------------    ------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
 Cash paid during period for:
   Interest                                           $     14,000    $     28,000
   Taxes                                                       800               -
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES:
   Equipment acquired under capital leases            $          -    $     81,000



                  See notes to condensed financial statements.

                                 MACROPORE, INC.

               NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
                                 MARCH 31, 2001



1. BASIS OF PRESENTATION

     The accompanying unaudited financial statements for the three months ended March 31, 2001 and 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. The condensed balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and results of operations of MacroPore, Inc. ("MacroPore" or "the Company") have been included. Operating results for the three months ended March 31, 2001, are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. For further information, refer to the financial statements for the year ended December 31, 2000 and footnotes thereto which were included in the Company's Report on Form 10, dated March 30, 2001.

2. USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

3. LONG-LIVED ASSETS

     The Company assesses potential impairments to its long-lived assets when there is a change in circumstances that indicate carrying values of assets may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset is less than its carrying amount. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and a charge to operating expense. The Company has not incurred any such losses.

4. INVENTORIES

     Inventories are valued at the lower of average cost (determined on a FIFO basis) or market. Provisions, when necessary, are made to reduce excess and obsolete inventories to their estimated net realizable values.

5. REVENUE RECOGNITION

     The Company sells its products to distributors. The Company has agreements with its distributors which provide that title and risk of loss pass to the distributor upon shipment of the products. The Company warrants that its products are free from manufacturing defects at the time of shipment to the distributor. Revenue is recognized upon shipment of products to distributors following receipt and acceptance of a distributor's purchase order.

     Revenue from license agreements is recognized ratably over the term of the agreement, provided no significant obligations remain.

6. EMPLOYEE STOCK-BASED COMPENSATION

     The Company measures compensation expense for its employee stock-based compensation plans using the intrinsic value method in accordance with APB 25. Accordingly, compensation cost for stock awards is measured as the excess, if any, of the deemed market value for financial reporting purposes of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized using the straight-line method over the related vesting periods. Earned compensation costs for awards that are forfeited are reversed against compensation expense in the period of forfeiture.

7. SEGMENT INFORMATION

      The Company follows the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company believes that all of its material operations are managed under the medical device industry, with similar purpose, production processes, markets, and regulatory requirements, and it currently reports as a single industry segment.

8. NON-EMPLOYEE STOCK-BASED COMPENSATION

     Stock-based awards issued to non-employees are accounted for using a fair value method and are remeasured to estimated fair value at each period end until the earlier of the date that performance by the counterparty is complete or the awards are fully vested.

9. EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Weighted average shares exclude shares of unvested common stock subject to repurchase by the Company. Diluted earnings
(loss) per share is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares that would have been outstanding if potential common shares had been issued. The dilutive effect of outstanding stock options and unvested common stock subject to repurchase is reflected in diluted earnings (loss) per share by application of the treasury stock method. Potentially dilutive securities have been excluded from the computations as their inclusion would be antidilutive.

10. COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES



                                      MARCH 31,      DECEMBER 31,
                                        2001            2000
                                     ----------      ----------
                                                      (AUDITED)
               Accounts payable      $  851,000      $  784,000
               Accrued expenses         444,000         459,000
               Accrued vacation         159,000         121,000
                                     ----------      ----------

                                     $1,454,000      $1,364,000
                                     ----------      ----------



11. SUBSEQUENT EVENT

     On May 2, 2001, the Company invested $1,000,000 in cash in the Series A preferred stock of a company principally engaged in biomedical research. The Company will account for this investment under the equity method of accounting.

Report of Independent Public Accountants


To the Board of Directors and Stockholders of MacroPore, Inc.

We have audited the accompanying balance sheet of MacroPore, Inc. as of December 31, 2000 and the related statements of operations and comprehensive income, stockholders' equity and convertible redeemable preferred stock and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacroPore, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP

San Diego, California
February 23, 2001

Report of Independent Accountants


To the Board of Directors of
MacroPore, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations and comprehensive income, of stockholders' equity and convertible redeemable preferred stock and of cash flows present fairly, in all material respects, the financial position of MacroPore, Inc. at December 31, 1999, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/  PricewaterhouseCoopers LLP

San Diego, California
June 30, 2000

                                 MACROPORE, INC.
                                 BALANCE SHEETS

                                                                                           DECEMBER 31,
                                                                                 ---------------------------------
                                                                                     2000               1999
                                                                                 --------------     --------------
ASSETS
Current assets:
   Cash and cash equivalents                                                     $  7,476,000      $     2,471,000
   Short-term investments, available for sale                                      37,008,000              110,000
   Accounts receivable, related party, net of allowance for bad debts of
     $75,000 (Note 10)                                                                693,000                    -
   Accounts receivable, net of allowance for bad debts of $53,000                           -              492,000
   Inventories                                                                      2,278,000            1,135,000
   Prepaids and other current assets                                                  882,000               31,000
                                                                                 ------------      ---------------
     Total current assets                                                          48,337,000            4,239,000

Property and equipment, net                                                         3,691,000            1,318,000
Deposits                                                                              241,000               18,000
                                                                                 ------------      ---------------
     Total assets                                                                $ 52,269,000      $     5,575,000
                                                                                 ============      ===============

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
EQUITY (DEFICIT)
Current liabilities:
   Accounts payable and accrued expenses                                         $  1,364,000      $       640,000
   Current portion of capital lease obligations                                       115,000               89,000
                                                                                 ------------      ---------------
     Total current liabilities                                                      1,479,000              729,000

Deferred revenue, related party                                                     1,200,000                    -
Capital lease obligations, less current portion                                       255,000              304,000
                                                                                 ------------      ---------------
     Total liabilities                                                              2,934,000            1,033,000

Commitments (Note 5)

Convertible redeemable preferred stock:
   Series A non-cumulative, convertible preferred stock; $0.001 par value; -0-
     and 1,267,000 shares authorized, issued and outstanding in 2000 and 1999, respectively; liquidation preference of $0 and $634,000 in 2000
     and 1999, respectively                                                                 -              630,000
   Series B non-cumulative, convertible preferred stock; $0.001 par value;
     -0- and 1,032,583 shares authorized, issued and outstanding in 2000 and
     1999, respectively; liquidation preference of $0 and $1,549,000 in 2000
     and 1999, respectively                                                                 -            1,547,000
   Series C non-cumulative, convertible preferred stock; $0.001 par value;
     -0- and 2,600,000 shares authorized in 2000 and 1999, respectively; -0- and
     2,574,989 shares issued and outstanding in 2000 and 1999, respectively;
     liquidation preference of $0 and $5,696,000 in 2000 and
     1999, respectively                                                                     -            5,657,000
   Series D non-cumulative, convertible preferred stock; $0.001 par value;
     -0- and 2,000,000 shares authorized in 2000 and 1999, respectively; -0- and
     832,226 issued and outstanding in 2000 and 1999, respectively; liquidation preference of $0 and $7,000,000 in 2000 and 1999,
     respectively                                                                           -            2,855,000
                                                                                 ------------      ---------------
                                                                                            -           10,689,000
Stockholders' equity (deficit):
   Preferred stock; $0.001 par value; 5,000,000 authorized; -0- shares
     issued and outstanding in 2000                                                         -                    -
   Common stock; $0.001 par value; 95,000,000 and 17,000,000 shares authorized in 2000 and 1999, respectively; 14,814,346 and 3,639,505
     issued and outstanding in 2000 and 1999, respectively                             15,000                4,000
   Additional paid-in capital                                                      68,126,000            2,381,000
   Unearned compensation                                                           (3,094,000)          (1,285,000)
   Accumulated deficit                                                            (15,892,000)          (7,247,000)
   Other accumulated comprehensive income                                             180,000                    -
                                                                                 ------------      ---------------
     Total stockholders' equity (deficit)                                          49,335,000           (6,147,000)
                                                                                 ------------      ----------------
     Total liabilities, convertible redeemable preferred stock and
        stockholders' equity (deficit)                                           $ 52,269,000      $     5,575,000
                                                                                 ============      ===============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 MACROPORE, INC.
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME


                                                                            YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------
                                                                     2000            1999            1998
                                                                  ------------    ------------    ------------
Revenues:
   Sales to related party (Note 10)                               $  6,092,000    $          -    $          -
   Sales to distributors and end-users                                 159,000       1,513,000
                                                                  ------------    ------------    ------------

                                                                     6,251,000       1,513,000               -

   Costs directly related to revenues, net of stock based
      compensation expense of $18,000, $5,000 and $0 for
      the years ended December 31, 2000, 1999 and 1998,
      respectively                                                   2,376,000         481,000               -
                                                                  ------------    ------------    ------------

           Gross profit                                              3,875,000       1,032,000               -

Operating expenses:
   Research and development, net of stock based compensation
      expense of $2,239,000, $70,000 and $40,000 for the
      years ended December 31, 2000, 1999 and 1998, respectively     2,584,000       1,172,000       1,175,000
   Sales and marketing, net of stock based compensation
      expense of $1,852,000, $231,000 and $0 for the years
      ended December 31, 2000, 1999 and 1998, respectively           2,629,000       2,356,000         202,000
   General and administrative, net of stock based
      compensation expense of $1,607,000, $360,000 and
      $32,000 for the years ended December 31, 2000, 1999
      and 1998, respectively                                         2,555,000       1,313,000         604,000
   Stock based compensation                                          5,716,000         666,000          76,000
                                                                  ------------    ------------    ------------

           Total operating expenses                                 13,484,000       5,507,000       2,057,000
                                                                  ------------    ------------    ------------

Other income (expenses):
   Interest income                                                   1,315,000          68,000          10,000
   Interest and other expenses                                        (351,000)       (164,000)        (43,000)
                                                                  -------------   -------------   -------------

           Net loss                                                 (8,645,000)     (4,571,000)     (2,090,000)
                                                                  -------------   -------------   -------------

Other comprehensive income:
   Unrealized holding gains arising during period                      180,000               -               -
                                                                  ------------    ------------    ------------

           Comprehensive loss                                     $ (8,465,000)   $ (4,571,000)   $ (2,090,000)
                                                                  =============   =============   =============

Basic and diluted net loss per share                              $      (1.05)   $     (1.32)    $      (0.64)
                                                                  =============   =============   =============

Shares used in calculating basic and diluted
   net loss per share                                                8,201,739       3,458,292       3,250,000
                                                                  =============   =============   =============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 MACROPORE, INC.
  STATEMENTS OF STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK


                                                    PREFERRED A        PREFERRED B            PREFERRED C          PREFERRED D
                                    PREFERRED  ------------------ ---------------------   -------------------  --------------------
                                      STOCK      SHARES   AMOUNT    SHARES     AMOUNT      SHARES     AMOUNT    SHARES      AMOUNT
                                   SUBSCRIBED  --------- -------- ---------- ----------   --------   --------  ---------  ---------
Balance at December 31, 1997        $ 425,000  1,267,000 $630,000          - $        -          -   $      -          -  $       -
Compensatory stock options
Issuance of Series B Preferred
   shares for cash, at $1.50 per
   share, net of issuance costs
   of $2,000                         (253,000)                     1,032,583  1,547,000
Preferred stock subscribed            347,000
Net loss for the year ended
   December 31, 1998
                                    ---------  --------- -------- ---------- ----------  ---------   --------  ---------  ---------
Balance at December 31, 1998          519,000  1,267,000  630,000  1,032,583  1,547,000          -          -          -          -
Issuance of common stock for
  services rendered
Issuance of common stock under
  stock option plan
Issuance of common stock for cash    (172,000)
Compensatory stock options
Issuance of Series C Preferred
   shares for cash, at $2.25 per
   share, net of issuance costs of
   $137,000                          (347,000)                                           2,574,989  5,657,000
Issuance of Series D Preferred
   shares for cash, at $3.50 per
   share, net of issuance costs of
   $58,000                                                                                                       832,226  2,855,000
Net loss for the year ended
   December 31, 1999
                                    ---------  --------- -------- ---------- ----------  ---------  ---------  ---------  ---------
Balance at December 31, 1999                -  1,267,000  630,000  1,032,583  1,547,000  2,574,989  5,657,000    832,226  2,855,000
Issuance of common stock under
   stock option plan
Conversion of Series C Preferred
   shares to common stock                                                                  (45,951)  (103,000)
Issuance of Series C Preferred
   shares for cash, at $2.25 per
   share                                                                                     2,777      6,000
Issuance of Series D Preferred
   shares for cash, at $3.50                                                                                   1,167,774  4,087,000
Issuance of common stock for
   service rendered
Issuance of common stock in
   initial public offering, net
   of issuance costs of $3,957,000
Conversion of  preferred stock in
   connection with initial public
   offering                                   (1,267,000)(630,000)(1,032,583)(1,547,000)(2,531,815)(5,560,000)(2,000,000)(6,942,000)
Compensatory stock options
Unrealized income on investments
Net loss for the year ended
   December 31, 2000
                                    --------- ---------- -------- ---------- ----------  ---------  ---------  ---------  --------
Balance at December 31, 2000        $       -          - $      -          - $        -          -  $       -          -  $      -
                                    ========= ========== ======== ========== ==========  =========  =========  =========  ========


                                                    COMMON STOCK                                                 OTHER
                                               ---------------------    ADDITIONAL                            ACCUMULATED
                                                SHARES      AMOUNT       PAID-IN     UNEARNED    ACCUMULATED COMPREHENSIVE
                                     TOTAL     ---------  ----------     CAPITAL   COMPENSATION    DEFICIT       INCOME     TOTAL
Balance at December 31, 1997      $ 1,055,000  3,250,000  $    3,000  $    9,000   $         -  $   (586,000) $      -   $(574,000)
Compensatory stock options                  -                             292,000     (216,000)                             76,000
Issuance of Series B Preferred
   shares for cash, at $1.50 per
   share, net of issuance costs
   of $2,000                        1,294,000                                   -                                                -
Preferred stock subscribed            347,000                                                                                    -
Net loss for the year ended
   December 31, 1998                        -                                                     (2,090,000)           (2,090,000)
                                  -----------  ---------  ----------  -----------  -----------  ------------  -------- -----------
Balance at December 31, 1998        2,696,000  3,250,000       3,000      301,000     (216,000)   (2,676,000)        -  (2,588,000)
Issuance of common stock for
  services rendered                         -     66,339                   13,000                                           13,000
Issuance of common stock under
  stock option plan                         -    190,500                   14,000                                           14,000
Issuance of common stock for cash    (172,000)   132,666       1,000      303,000                                          304,000
Compensatory stock options                  -                           1,750,000   (1,069,000)                            681,000
Issuance of Series C Preferred
   shares for cash, at $2.25 per
   share, net of issuance costs of
   $137,000                         5,310,000                                   -                                                -
Issuance of Series D Preferred
   shares for cash, at $3.50 per
   share, net of issuance costs of
   $58,000                          2,855,000                                   -                                                -
Net loss for the year ended
   December 31, 1999                        -          -           -            -                 (4,571,000)           (4,571,000)
                                  -----------  ---------  ----------  -----------  -----------  ------------  -------- -----------
Balance at December 31, 1999       10,689,000  3,639,505       4,000    2,381,000   (1,285,000)   (7,247,000)        -  (6,147,000)
Issuance of common stock under
   stock option plan                        -    784,124           -      156,000                                          156,000
Conversion of Series C Preferred
   shares to common stock            (103,000)    45,951           -      103,000                                          103,000
Issuance of Series C Preferred
   shares for cash, at $2.25 per
   share                                6,000                                   -                                                -
Issuance of Series D Preferred
   shares for cash, at $3.50        4,087,000                                   -                                                -
Issuance of common stock for
   service rendered                         -     13,368           -      161,000                                          161,000
Issuance of common stock in
   initial public offering, net
   of issuance costs of $3,957,000          -  3,500,000       4,000   43,240,000                                       43,244,000
Conversion of  preferred stock in
   connection with initial public
   offering                       (14,679,000) 6,831,398       7,000   14,672,000                                       14,679,000
Compensatory stock options                  -                           7,413,000   (1,809,000)                          5,604,000
Unrealized income on investments            -                                                                  180,000     180,000
Net loss for the year ended
   December 31, 2000                        -          -                                          (8,645,000)           (8,645,000)
                                  -----------  ---------  ----------  -----------  -----------  ------------  -------- -----------
Balance at December 31, 2000      $         - 14,814,346  $   15,000  $68,126,000  $(3,094,000) $(15,892,000) $180,000 $49,335,000
                                  =========== ==========  ==========  ===========  ===========  ============  ======== ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 MACROPORE, INC.
                            STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------
                                                                2000              1999             1998
                                                            --------------    -------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                   $ (8,645,000)   $ (4,571,000)     $(2,090,000)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
       Depreciation and amortization                               441,000         235,000          113,000
       Stock based compensation                                  5,716,000         666,000           76,000
       Loss from sale of equipment                                       -               -            9,000
       Increases (decreases) in cash caused by changes in
          operating assets and liabilities:
         Accounts receivable                                      (201,000)       (492,000)               -
         Inventories                                            (1,143,000)     (1,097,000)         (38,000)
         Prepaids and other current assets                        (851,000)          1,000          (30,000)
         Deposits                                                 (223,000)         (6,000)         (12,000)
         Accounts payable and accrued expenses                     724,000         157,000          449,000
         Deferred revenue                                        1,200,000               -                -
                                                              ------------    ------------     ------------
           Net cash used in operating activities                (2,982,000)     (5,107,000)      (1,523,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from the sale and maturity of short-term
      investments                                               85,610,000               -                -
   Purchase of short-term investments                         (122,328,000)         (5,000)          (5,000)
   Purchases of property and equipment                          (2,732,000)       (376,000)        (593,000)
                                                              -------------   -------------    -------------
           Net cash used in investing activities               (39,450,000)       (381,000)        (598,000)
                                                               ------------   -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on capital leases                           (105,000)        (73,000)         (15,000)
   Proceeds from sale of equipment to leasing company                    -               -           37,000
   Proceeds from short-term debt                                         -          51,000          174,000
   Proceeds from stock subscriptions of Series C
      Preferred Stock                                                    -               -          347,000
   Proceeds from sale of Common Stock                              205,000         146,000                -
   Proceeds from sale of Series B, Series C and Series D
      Preferred Stock, net of issuance costs                     4,093,000       7,800,000        1,294,000
   Proceeds from initial public offering, net of offering
      cost                                                      43,244,000               -                -
                                                              ------------    ------------     ------------
           Net cash provided by financing activities            47,437,000       7,924,000        1,837,000
                                                              ------------    ------------     ------------
           Net increase (decrease) in cash                       5,005,000       2,436,000         (284,000)
Cash and cash equivalents at beginning of period                 2,471,000          35,000          319,000
                                                              ------------    ------------     ------------
Cash and cash equivalents at end of period                    $  7,476,000    $  2,471,000     $     35,000
                                                              ============    ============     ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
  Cash paid during period for:
     Interest                                                 $     82,000    $    111,000     $      8,000
     Taxes                                                             800             800              800

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND  FINANCING
   ACTIVITIES:
     Equipment acquired under capital leases                  $     82,000    $    211,000         $270,000
     Conversion of bridge loan to Series B preferred
       stock (Note 6)                                                    -               -          425,000
     Conversion of bridge loan to Series C preferred
       stock (Note 6)                                                    -         225,000                -
     Issuance of Series C preferred stock for purchase of
       equipment                                                         -         140,000                -
     Issuance of Common Stock for services rendered                112,000               -                -

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 MACROPORE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1.       ORGANIZATION AND OPERATIONS
         THE COMPANY
         MacroPore, Inc. (the "Company") was founded as MacroPore (the "Partnership"), a California general partnership with three equal partners, on July 1, 1996. On May 16, 1997, the Company was incorporated in the State of Delaware. The Company received assets from and liabilities of the Partnership and a cash contribution from a shareholder solely in exchange for common stock on May 20, 1997 (the "Transfer").

         The Transfer was undertaken to reconstitute the Company as a corporation for tax purposes, at which time the Company transferred the amount of the Partnership's accumulated deficit to the additional paid-in-capital balance until it was zero, with the remainder transferred to the deficit accumulated during the development stage.

         The Company develops, commercializes and manufactures biodegradable surgical implants to aid in the reconstruction, repair and regeneration of bone. The Company's resorbable products are made from a lactic acid copolymer which is composed of a lactic acid similar to that which occurs naturally in the human body.

         CERTAIN RISKS AND UNCERTAINTIES
         The Company has a limited operating history and its prospects are subject to the risks and uncertainties frequently encountered by companies in the early stages of development, and particularly by such companies in rapidly evolving and technologically advanced fields such as the medical device field. The future viability of the Company is largely dependent on the Company completing development of new products and receiving regulatory approvals for those products. No assurance can be given that the Company's new products will be successfully developed, regulatory approvals will be granted, or acceptance of these products will be achieved.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         USE OF ESTIMATES
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

         CONCENTRATION OF CREDIT RISK
         The Company's financial instruments that are subject to concentration of credit risk consist primarily of cash and cash equivalents, certificates of deposit and money market accounts. The balances in excess of FDIC insured amounts are $3,274,000 and $2,611,000 as of December 31, 2000 and 1999, respectively.

         CASH AND CASH EQUIVALENTS
         The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Investments with original maturities of three months or less that were classified as cash equivalents totaled $4,522,000 as of December 31, 2000. There were no investments classified as cash equivalents as of December 31, 1999.

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         SHORT-TERM INVESTMENTS
         The Company invests its excess cash in debt instruments of financial institutions, corporations with strong credit ratings, and in U.S. government obligations. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

         Investments are accounted for in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires that the Company determine the appropriate classification of investments at the time of purchase based on management's intent. Held to maturity investments are recorded at amortized cost as management has the positive intention and ability to hold such investments to maturity. Any premium or discounts are amortized to income over the term of the investment using a method, which approximates the interest method. Available-for-sale investments are stated at fair value, with net unrealized gains or losses, if any, net of tax, reported as a separate component of stockholders' equity. Realized gains or losses from the sale of investments, interest income and dividends are included in interest income in the accompanying statements of operations and comprehensive income.

         Management reviews the carrying values of its investments and writes such investments down to estimated fair value by a charge to operations when such review results in management's determination that an investment's impairment is considered to be other than temporary. The cost of securities sold is based on the specific identification method.

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximate their fair value due to the short-term nature of these balances. The carrying amounts of the Company's short-term debt and capital lease obligations approximate fair value as the rates of interest for these instruments approximate market rates of interest currently available to the Company for similar instruments.

         INVENTORIES
         Inventories are valued at the lower of average cost (determined on a FIFO basis) or market. Provisions, when necessary, are made to reduce excess and obsolete inventories to their estimated net realizable values.

         LONG-LIVED ASSETS
         The Company assesses potential impairments to its long-lived assets when there is a change in circumstances that indicate carrying values of assets may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset is less than its carrying amount. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and a charge to operating expense. The Company has not incurred any such losses.

         PROPERTY AND EQUIPMENT
         Property and equipment is stated at cost. Depreciation expense, which includes the amortization of assets recorded under capital leases, is provided on a straight-line basis over the useful lives of the assets, which range from three to seven years. When assets are sold or otherwise disposed, the

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term. Maintenance and repairs are charged to operations as incurred.

         REVENUE RECOGNITION
         The Company generally sells its products to hospitals and distributors. Revenue from sales to hospitals is recognized upon delivery of the product. The Company has agreements with its distributors which provide that title and risk of loss pass to the distributor upon shipment of the products. The Company warrants that its products are free from manufacturing defects at the time of shipment to the distributor. Revenue is recognized upon shipment of products to distributors following receipt and acceptance of a distributor's purchase order.

         Revenue from license agreements is recognized ratably over the term of the agreement, provided no significant obligations remain.

         RESEARCH AND DEVELOPMENT
         Research and development expenditures are charged to expense in the period incurred.

         INCOME TAXES
         Deferred income taxes are recognized for the expected tax consequences in future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end as well as the expected future tax benefit from tax loss and tax credit carryforwards, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized in future tax returns. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

         EMPLOYEE STOCK-BASED COMPENSATION
         The Company measures compensation expense for its employee stock-based compensation plans using the intrinsic value method and provides pro forma disclosures of net loss and net loss per share as if fair value methods had been applied in measuring compensation expense. Accordingly, compensation cost for stock awards is measured as the excess, if any, of the deemed market value for financial reporting purposes of the Company's Common Stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized using the straight-line method over the related vesting periods. Accrued compensation costs for awards that are forfeited are reversed against compensation expense in the period of forfeiture.

         NON-EMPLOYEE STOCK-BASED COMPENSATION
         Stock-based awards issued to non-employees are accounted for using a fair value method and are remeasured to estimated fair value at each period end until the earlier of the date that performance by the counterparty is complete or the awards are fully vested.

         OTHER COMPREHENSIVE INCOME (LOSS)
         In accordance with FASB Statement No. 130, Reporting Comprehensive Income, the Company displays comprehensive income (loss) and its components in a financial statement that is displayed with the same prominence as other financial statements.

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         SEGMENT INFORMATION
         The Company follows the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company believes that all of its material operations are managed under the medical device industry, with similar purpose, production processes, markets, and regulatory requirements, and it currently reports as a single industry segment.

         EARNINGS (LOSS) PER SHARE
         Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Weighted average shares exclude shares of unvested Common Stock subject to repurchase by the Company. Diluted earnings (loss) per share is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares that would have been outstanding if potential common shares had been issued. The dilutive effect of outstanding stock options and unvested Common Stock subject to repurchase is reflected in diluted earnings (loss) per share by application of the treasury stock method.

         The Company has excluded all convertible Preferred Stock and outstanding stock options from the calculation of diluted loss per share attributable to Common Stockholders for the periods ended December 31, 2000, 1999 and 1998 because all such securities are antidilutive. The number of potential common shares excluded from the calculations of diluted loss per share for the years ended December 31, 2000, 1999 and 1998 was 2,750,000, 5,907,420 and 2,431,977,
         respectively.

         RECENT ACCOUNTING PRONOUNCEMENTS
         In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, unless specific hedge accounting criteria are met. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its financial statements because it does not currently hold any derivative instruments and does not engage in any hedging activities.

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views regarding the application of generally accepted principles to revenue recognition in financial statements. The Company believes that its revenue recognition principles comply with SAB 101.

         In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" (FIN 44). This interpretation clarifies the application of APB Opinion No. 25 for certain issues related to stock based compensation, including the definition of employee for the purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of modifications to the terms of a previously fixed stock option award, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but covers certain events that occur either after December 15, 1998 or January 12, 2000. The Company has

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         applied the interpretations set forth in FIN 44 for the recognition of certain stock based compensation during the year ended December 31, 2000.

3.       SHORT-TERM INVESTMENTS
         As of December 31, 2000, all investments were classified as available-for-sale, which consisted of the following:


                                                                       GROSS              ESTIMATED
                                                 AMORTIZED          UNREALIZED               FAIR
                                                   COST                GAINS                VALUE
                                              ----------------    ----------------     -----------------
         Corporate notes and bonds               $17,594,000              $45,000           $17,639,000
         Agency securities                        17,740,000              133,000            17,873,000
         Treasury note                             1,494,000                2,000             1,496,000
                                              ----------------    ----------------     -----------------
                                                 $36,828,000            $ 180,000           $37,008,000
                                              ================    ================     =================

         As of December 31, 2000, investments available for sale have the following matures:


                                                                                          ESTIMATED
                                                                    AMORTIZED                FAIR
                                                                       COST                 VALUE
                                                                 -----------------     -----------------
         Corporate notes and bonds:
             with maturity of less than 1 year                        $17,594,000           $17,639,000
         Agency securities:
             with maturity of less than 1 year                          5,639,000             5,677,000
             with maturity of 1 to 2 years                             12,101,000            12,196,000
         Treasury note:
             with maturity of less than 1 year                          1,494,000             1,496,000
                                                                 -----------------     -----------------
                                                                      $36,828,000           $37,008,000

         As of December 31, 1999, investments consisted of a corporate note which was classified as held to maturity with the amortized cost and estimated fair value approximately equal with a value of $110,000. The investment was due within one year.

         Proceeds from sales of investments for the year ended December 31, 2000 were $85,610,000. Gross realized gains on such sales for the year ended December 31, 2000 were approximately $6,000. There were no sales of investments for the year ended December 31, 1999.

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

4.       COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

         INVENTORIES


                                                                    DECEMBER 31,
                                                    ---------------------------------------------
                                                            2000                   1999
            Raw Materials                               $     706,000          $      97,000
            Finished goods                                  1,572,000              1,038,000
                                                        -------------          -------------

                                                        $   2,278,000          $   1,135,000
                                                        =============          =============

         PROPERTY AND EQUIPMENT, NET


                                                                    DECEMBER 31,
                                                    ---------------------------------------------
                                                            2000                   1999
          Office and computer equipment                 $     845,000          $     356,000
          Manufacturing and development                     2,684,000                874,000
            equipment
          Leasehold improvements                              916,000                423,000
                                                        -------------          -------------

                                                            4,445,000              1,653,000
          Less accumulated depreciation and
            amortization                                     (754,000)              (335,000)
                                                        --------------         --------------

                                                        $   3,691,000          $   1,318,000
                                                        =============          =============

         ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                                    DECEMBER 31,
                                                    ---------------------------------------------
                                                            2000                   1999
          Accounts payable                              $     784,000          $     334,000
          Accrued expenses                                    459,000                251,000
          Accrued vacation                                    121,000                 55,000
                                                        -------------          -------------

                                                        $   1,364,000          $     640,000
                                                        =============          =============

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

5.       COMMITMENTS

         The Company leases office space as well as equipment under noncancelable leases as follows:

                                                                           CAPITAL            OPERATING
             YEAR ENDING DECEMBER 31,                                       LEASES             LEASES
                  2001                                                   $   164,000         $   322,000
                  2002                                                       152,000             341,000
                  2003                                                       116,000              57,000
                  2004                                                        37,000                   -
                  2005                                                             -                   -
                  Thereafter                                                       -                   -
                                                                        ---------------    ----------------

                  Total minimum lease payments                               469,000         $   720,000
                  Less amounts representing interest                         (99,000)      ================
                                                                        ---------------

                  Present value of minimum capital lease
                    obligations                                              370,000
                  Less current portion                                      (115,000)
                                                                        ---------------

                  Long term portion of capital lease obligations         $   255,000
                                                                        ===============

         Equipment acquired under capital leases included in property and equipment amount to $588,000 ($446,000 net of accumulated depreciation and amortization) as of December 31, 2000. The Company's capital lease obligations mature at various dates through 2004 with interest rates ranging from 12.42% to 30.46%.

         Rent expense for the years ended December 31, 2000, 1999 and 1998 was $369,000, $210,000 and $102,000, respectively.

         The Company has entered into a long-term supply agreement with B.I. Chemical. The Company has agreed to purchase at least 50 kilograms of the product per year, at a cost of between $2,480 and $2,655 per kilogram, depending on the volume purchased by the Company. If the Company purchases less than 50 kilograms of the product per year, the purchase price the Company pays for the product will be subject to renegotiation.

6.       SHORT-TERM DEBT
         In 1998, the Company executed two bridge notes with a 10% annual interest rate with certain stockholders in the amount of $174,000. The principal and accrued interest was paid during 1999. In conjunction with the bridge notes, warrants to purchase 19,333 shares of Series C preferred stock were issued. The fair value of the warrants was calculated using the minimum value method and was determined to be di minimis.

         In 1999, the Company executed a bridge note with a 10% annual interest rate with a stockholder in the amount of $51,000. The principal and accrued interest was paid during 1999. In conjunction with the bridge note, warrants to purchase 5,667 shares of Series C preferred stock were issued. The fair value of the warrants was calculated using the minimum value method and was determined to be di minimis.

         In 1999, the Company had available up to $100,000 under an irrevocable letter of credit agreement with a bank. Interest was payable monthly at the bank's prime rate plus 0.5% with a maturity date of December 15, 1999. The agreement was collateralized by a certificate of deposit held at the bank in the amount of $100,000. At December 31, 1999, the Company had $100,000

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         available under the letter of credit. The letter of credit expired in April 2000 and was not renewed by the Company.

7.       INCOME TAXES
         Due to the Company's net loss position for the years ended December 31, 2000, 1999 and 1998 and as the Company has recorded a full valuation allowance against deferred tax assets, there was no provision or benefit for income taxes recorded.

         The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate:


                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                  ------------------------------------------------------
                                                      2000                 1999                1998
        Tax provision (benefit) at
          statutory rate                                -34.00%             -34.00%            -34.00%
        State tax, net of federal tax
          benefit                                        -3.00%              -5.95%             -6.89%
        Stock based compensation                            --                3.43%              0.50%
        Research credits and other credits               -5.44%              -0.68%             -2.42%
        Other permanent differences                       0.14%               0.66%             -0.85%
        Change in valuation allowance                    42.30%              36.54%             43.66%
                                                   ------------          ----------         ----------

                                                          0.00%               0.00%              0.00%
                                                   ------------          ----------         ----------


         The components of the deferred tax assets and liabilities are as follows:


                                                                      DECEMBER 31,
                                                  ------------------------------------------------------
                                                      2000                 1999                1998
        DEFERRED TAX ASSET
             Accrued expenses                      $   42,000         $   22,000          $  15,000
             Accounts receivable                       30,000             72,000                  -
             Deferred expenses                        136,000            188,000            241,000
                Deferred revenue                      480,000                  -                  -
             Property and equipment                  (173,000)           (41,000)            (6,000)
             Stock based compensation               2,376,000             89,000             21,000
             Net operating loss
               carryforwards                        3,051,000          2,247,000            725,000
             Research credits                         310,000            143,000             94,000
             California manufacturer's
               credits                                160,000             36,000             18,000
                                                   ----------         ----------          ----------

                                                    6,412,000          2,756,000          1,108,000
             Less valuation allowance              (6,412,000)        (2,756,000)         (1,108,000)
                                                   ----------         ----------          ----------

             Net deferred tax asset                $        -         $        -          $       -
                                                   ==========         ==========          =========

         The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax asset. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

         At December 31, 2000, the Company had federal net operating loss carryforwards of approximately $7,789,000, and state net operating loss carryforwards of approximately $6,710,000, which may be available to offset future taxable income for tax purposes. The federal net operating loss carryforwards begin to expire, if unused, in 2012. The state net operating loss carryforwards begin to expire in 2005.

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         At December 31, 2000, the Company also had a research tax credit carryforward of approximately $170,000 for federal tax purposes and $141,000 for state tax purposes. The federal carryforward will begin expiring, if unused, in 2012. The Company also has a California manufacturer's credit carryforward of approximately $160,000 at December 31, 2000, which will begin to expire, if unused, in 2007.

         The Internal Revenue Code (the "Code") limits the availability of net operating losses and certain tax credits that arose prior to certain cumulative changes in a corporation's ownership resulting in a change of control of the Company. Due to an ownership change during 1997 and 2000, as defined in IRC Section 382, a portion of the net operating losses is limited in their annual utilization.

8.       EMPLOYEE BENEFIT PLAN
         The Company implemented a 401(k) retirement savings and profit sharing plan (the "Plan") effective January 1, 1999. The Company may make discretionary annual contributions to the Plan, which is allocated to the profit sharing accounts based on the number of years of employee service and compensation. At the sole discretion of the Board of Directors, the Company may also match the participants' contributions to the Plan. There were no contributions made by the Company to the Plan in 2000 and 1999.

9.       EQUITY
         CONVERTIBLE PREFERRED STOCK
         In August 1997, the Company issued 1,267,000 shares of Series A non-cumulative convertible preferred stock ("Series A") at $0.50 per share. Proceeds, net of issuance costs, were $630,000. In July 1998, the Company issued 1,032,583 shares of Series B non-cumulative convertible preferred stock ("Series B") at $1.50 per share. Proceeds, net of issuance costs, were $1,547,000. In September 1999, the Company issued 2,574,989 shares of Series C non-cumulative convertible preferred stock ("Series C") at $2.25 per share. Proceeds, net of issuance costs, were $5,657,000. In December 1999, the Company issued 832,226 shares of Series D non-cumulative convertible preferred stock ("Series D") at $3.50 per share. Proceeds, net of issuance costs, were $2,855,000. In May 2000, the Company issued an additional 2,777 shares of Series C at $2.25 per share for $6,000 upon the exercise of warrants. In March 2000, the Company issued an additional 1,167,774 shares of Series D at $3.50 per share for $4,087,000.

         In February 2000, certain stockholders converted 45,951 shares of Series C preferred stock into 45,951 shares of Common Stock. In August 2000, all outstanding shares of Series A, Series B, Series C and Series D preferred stock were converted into shares of common stock upon the consent of the majority of holders, in connection with the Company's initial public offering.

         PREFERRED STOCK
         The Company currently has authorized 5,000,000 shares of preferred stock, with no shares outstanding. The Board of Directors of the Company is authorized to designate the terms and conditions of any preferred stock issued by the Company without further action by the common stockholders.

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         STOCK OPTIONS
         During 1997, the Company adopted a stock option and stock purchase plan (the "1997 Plan") which provides for the direct award or sale of shares and for the grant of incentive stock options ("ISO") and non-statutory options ("NSO") to employees, directors or consultants. The Plan, as amended, provides for the issuance of up to 5,000,000 shares of the Company's Common Stock.

         Under the provisions of the 1997 Plan, the exercise price of ISO's is not less than the fair market value of the underlying shares on the date of grant. Option vesting is determined by the Board of Directors and is generally over a four-year period. Options expire no later than ten years from date of grant.

         The following summarizes activity with respect to the options granted under the 1997 Plan:

                                                              YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------------------------------------
                                         2000                           1999                          1998
                               --------------------------     --------------------------    --------------------------
                                               WEIGHTED                       WEIGHTED                      WEIGHTED
                                               AVERAGE                        AVERAGE                       AVERAGE
                                               EXERCISE                       EXERCISE                     EXERCISED
                                OPTIONS         PRICE          OPTIONS         PRICE         OPTIONS         PRICE
        Options outstanding
          at beginning of
          period                2,151,000         $0.19       1,035,000          $0.11      485,000          $ 0.05
        Granted                 1,577,000         $5.92       1,306,000          $0.25      550,000          $ 0.15
        Exercised               (784,000)         $0.20       (190,000)          $0.07            -               -
        Forfeited               (194,000)         $0.65              -               -            -               -
                               -----------                    -----------                   ----------

        Options outstanding
          at end of  period     2,750,000         $3.44       2,151,000          $0.19       1,035,000       $ 0.11
                               ===========                    ==========                     =========

        Options vested at
          end of period          840,000          $1.41        499,000           $0.13         349,000       $ 0.09
                               ===========                    =========                      =========

         The following table summarizes information about options outstanding under the 1997 Plan as of December 31, 2000:

                                                                 WEIGHTED
                                                                 AVERAGE
                                                                REMAINING
                EXERCISE                OPTIONS              CONTRACTUAL LIFE                      OPTIONS
                 PRICES               OUTSTANDING               (IN YEARS)                          VESTED
          $  0.05  -   $ 0.45         1,182,000                   7.9                              480,000
          $  1.90  -   $ 3.00         1,075,000                   9.1                              355,000
          $ 10.56  -   $12.00           425,000                   9.6                                5,000
          $ 13.88  -   $15.14            57,000                   9.8                                    -
          $ 16.30  -   $17.26            11,000                   9.7                                    -
                                   ------------------                                         -------------------

                                      2,750,000                                                    840,000
                                   ==================                                         ===================

         The weighted-average grant date fair value (minimum value for the periods prior to the initial public offering) per share of options granted under the 1997 Plan for the years ended 2000, 1999 and 1998 was $6.40, $1.42 and $0.55, respectively.

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         EMPLOYEE STOCK-BASED COMPENSATION
         Employee stock-based compensation is recognized using the intrinsic value method. In connection with the grant of stock options to employees and directors, the Company recorded unearned stock-based compensation within stockholders' equity of $4,980,000, $1,480,000 and $247,000 during the years ended December 31, 2000, 1999 and 1998, respectively. This represents the difference between the exercise price of these stock-based awards and the deemed market value of the underlying Common Stock on the date of grant. Amortization of unearned stock-based compensation, net of any charges reversed during the period for the forfeiture of unvested awards, was $3,171,000, $411,000 and $31,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         In January 2000, employee stock options previously granted to MacroPore's sales force were modified upon the termination of those employees. The modification extended the expiration date of the options to ten years, upon termination of employment. As the services related to these options were deemed completed, approximately $1,775,000 of unearned compensation was recognized in conjunction with the modification.

         The remaining unearned stock-based compensation of $3,094,000 at December 31, 2000 will be amortized as follows: $1,020,000 in 2001, $989,000 in 2002, $860,000 in 2003 and $225,000 in 2004. The amount of stock-based compensation expense to be recorded in future periods could decrease if awards are forfeited for which accrued but unamortized compensation expense has been recorded.

         PRO FORMA COMPENSATION
         The Company has computed the value of all options granted to employees using a fair value method. Under this method, the Company used the risk-free interest rate at the date of grant, expected volatility, expected dividend yield and the expected life of the options to determine the fair value of options granted. The risk-free interest rates ranged from 4.65% to 6.71%, expected volatility was assumed to be 60%, expected dividend yield of 0%, and the expected life of the options was assumed to be 4 years.

         The following pro forma information is determined as if the Company had accounted for its employee stock options using the fair value methodology.


                                                                       DECEMBER 31,
                                            --------------------------------------------------------------------
                                                             2000              1999                   1998
        Net loss:
             As reported                                 $(8,645,000)       $ (4,571,000)        $(2,090,000)
             Pro forma                                    (9,456,000)         (4,962,000)         (2,125,000)

        Loss  per common share:
             As reported                                 $     (1.05)       $      (1.32)        $     (0.64)
             Pro forma                                         (1.15)              (1.43)              (0.65)

         For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. The pro forma compensation expense may not be representative of such expense in future years.

         NON-EMPLOYEE STOCK-BASED COMPENSATION
         The Company issued 298,000, 226,000 and 35,000 stock options to non-employees for consulting services for the years ended December 31, 2000, 1999 and 1998, respectively. As a result, the Company recorded stock-based compensation expense of $2,545,000, $255,000 and $45,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The weighted-average grant-date fair value per share of stock options issued to non-employees for the years ended December 31, 2000, 1999 and 1998 was $9.42, $1.49 and $0.55, respectively.

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         The fair value of the grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31, 2000, 1999 and 1998: expected dividend yield of 0.0%, risk-free interest rate ranging from 5.33% to 6.52%, expected volatility ranging from 60% to 100% and expected life of 2 years.

         WARRANTS
         The Company, in connection with the convertible bridge loan financing in 1998 and 1999, issued warrants to purchase 25,000 shares of Series C convertible preferred stock with an exercise price of $2.25 per share. All of the warrants are exercisable, and begin to expire in September 2008. As of December 31, 2000, 2,777 of these warrants had been exercised. Upon conversion of the Company's outstanding preferred stock into common stock, which occurred in August 2000, the warrants became immediately exercisable into shares of the Company's common stock.

         The Company, in connection with a termination of a sales distribution agreement in 2000, issued warrants to purchase 25,000 shares of common stock with an exercise price of $12.00 per share. All the warrants are exercisable and expire in July 2004.

10.       RELATED PARTY TRANSACTIONS

         Included in research and development expenses are consulting fees, manufacturing and out-of-pocket expenses paid to various stockholders and employees. These expenses amounted to $19,000, $151,000 and $146,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         In January 2000, the Company entered into a five-year distribution agreement with a distributor. Under the terms of the agreement, the Company granted the distributor exclusive worldwide rights, except for certain international rights previously granted, to market, distribute and sell all of the Company's products for use in the cranial and facial areas. In consideration for this exclusive right, the distributor paid a $1,500,000 up-front license fee to the Company, which will be recognized ratably over the same five-year period. Additionally, the distributor is required to purchase a minimum amount of product at agreed-upon prices for the first fifteen months of the agreement, as amended. The Company and the distributor concurrently entered into a five-year development and supply agreement, which provides the distributor exclusive worldwide rights for products developed as a result of the agreement. The terms of the aforementioned distribution agreement and development and supply agreement are consistent with the terms of other MacroPore distribution agreements with unaffiliated third parties. Additionally, in January 2000, the distributor purchased 1,000,000 shares Series D convertible preferred stock for $3,500,000. For the year ended December 31, 2000, the Company had sales to the distributor of $6,092,000 which represented 97% of total revenue. At December 31, 2000, the Company had amounts due from the distributor of $693,000. The terms of the sale of the Series D preferred stock were equivalent to the terms and price paid by unaffiliated third parties who also purchased shares of Series D preferred stock.

         In April 2000, the Company entered into two one year full-recourse notes receivable with one of its directors and officers. At December 31, 2000, the notes totaled approximately $47,000, with an annual interest rate of 10%.

         The notes were repaid in full on April 30, 2001.

11.      QUARTERLY INFORMATION (UNAUDITED)
         The following unaudited quarterly financial information includes, in management's opinion, all the normal and recurring adjustments necessary to fairly state the results of operations and related information for the periods presented. The quarterly information is restated due to an adjustment of approximately $1.8 million to stock based compensation for certain employee stock options

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

         accelerated in January 2000. The effects of this adjustment are reflected in all appropriate quarters.


        ---------------------------------------------------------------------------------------------------------
                                                FIRST             SECOND              THIRD             FOURTH
                                               QUARTER            QUARTER            QUARTER           QUARTER
        ---------------------------------------------------------------------------------------------------------
        YEAR 2000

        Revenues                              $1,259,000        $ 2,206,000       $ 1,114,000       $ 1,672,000
        Gross profit                             664,000          1,673,000           766,000           772,000
        Operating expenses, excluding
          stock based compensation             1,339,000          1,702,000         2,076,000         2,651,000
        Stock based compensation               2,428,000          1,431,000         1,745,000           112,000
        Other income                              62,000             84,000            81,000           737,000
        Net loss                              (3,041,000)        (1,376,000)       (2,974,000)       (1,254,000)
                                            ===============    ==============     ==============    =============
        Basis and diluted net loss per        $    (0.82)       $     (0.36)      $     (0.50)      $     (0.15)
          share                             ===============    ==============     ==============    =============


        YEAR 1999

        Revenues                              $   54,000        $   243,000       $   601,000       $   615,000
        Gross profit                              38,000            165,000           410,000           419,000
        Operating expenses, excluding
          stock based compensation               594,000          1,502,000         1,338,000         1,407,000
        Stock based compensation                  61,000            169,000           237,000           199,000
        Other expenses                           (58,000)           (25,000)           (9,000)           (4,000)
        Net loss                                (675,000)        (1,531,000)       (1,174,000)       (1,191,000)
                                            ===============    ==============     ==============    =============
        Basis and diluted net loss per        $    (0.21)       $     (0.46)       $    (0.35)      $     (0.34)
          share                             ===============    ==============     ==============    =============

                                 MACROPORE, INC.
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     On December 12, 2000, PricewaterhouseCoopers LLP ("PWC") resigned as independent accountants for the Company.

     PWC's report on the Company's financial statements for the fiscal years ended December 31, 1998 and 1999 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

     In connection with PWC's audit of the Company's fiscal years ended December 31, 1998 and 1999 and through December 12, 2000, there were no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to PWC's satisfaction, would have caused PWC to make reference to the subject matter of the disagreement(s) in connection with PWC's report.

     During the Company's fiscal years ended December 31, 1998 and 1999 and through December 12, 2000, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

     The Company engaged Arthur Andersen, LLP as its independent accountants on December 15, 2000. The Company's Audit Committee participated in and approved the decision to engage Arthur Andersen.

     The Company has provided PWC with a copy of the disclosures contained in
Item 14 of this registration statement and has requested that PWC furnish to the Company a letter addressed to the SEC stating whether or not it agrees with the statements made therein.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

INDEX TO FINANCIAL STATEMENTS

     See the Index to the Company's financial statements included in Item 13 of this registration statement.

EXHIBITS



      EXHIBIT NO.        DESCRIPTION OF EXHIBITS
        * 3.1            Amended and Restated Certificate of Incorporation of MacroPore, Inc. (the "Company")
        * 3.2            Bylaws of the Company
        *10.1            Amended and Restated Stock Option and Stock Repurchase Plan
        *10.2+           Distribution Agreement, made and entered into as of January 5, 2000, between the Company and Medtronic, Inc. ("Medtronic")
        *10.3+           Amendment No. 1 to Distribution Agreement, effective as of December 22, 2000, by and between the Company and Medtronic
        *10.4+           Development and Supply Agreement, made and entered into as of January 5, 2000, by and between the Company and Medtronic
        *10.5+           Amendment No. 1 to Development and Supply Agreement, effective as of December 22, 2000, by and between the Company and Medtronic
         16.1            Letter from PricewaterhouseCoopers LLP re: change in certifying accountant


--------------

          * Previously filed.

          + Portions of these exhibits have been omitted pursuant to a request for confidential treatment.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on July 16, 2001.


                                   MACROPORE, INC.



                                   By:    /S/ CHRISTOPHER J. CALHOUN
                                       -----------------------------------------
                                          Christopher J. Calhoun
                                          VICE-CHAIRMAN, CHIEF EXECUTIVE OFFICER
                                          AND SECRETARY